TRUST SALE AND SERVICING AGREEMENT

BY AND AMONG

**NAVISTAR FINANCIAL CORPORATION
(SERVICER)**

**TRUCK ENGINE RECEIVABLES FINANCING CO.
(SELLER)**

AND

**TRUCK ENGINE RECEIVABLES MASTER TRUST
(TRUST)**

DATED AS OF NOVEMBER 21, 2000

TABLE OF CONTENTS

TRUST SALE AND SERVICING AGREEMENT

THIS TRUST SALE AND SERVICING AGREEMENT (this "<u>Agreement</u>") is made as of November 21, 2000, by and among NAVISTAR FINANCIAL CORPORATION, a Delaware corporation (the "<u>Servicer</u>"), TRUCK ENGINE RECEIVABLES FINANCING CO., a Delaware corporation (the "<u>Seller</u>"), and TRUCK ENGINE RECEIVABLES MASTER TRUST, a Delaware business trust (the "<u>Trust</u>").

In consideration of the mutual agreements herein contained and other good and valuable consideration, receipt of which is hereby acknowledged, each party agrees as follows for the benefit of the other parties and for the benefit of the Certificateholders and the Beneficiaries to the extent provided herein:

ARTICLE I
DEFINITIONS

I.1   <u>Definitions</u>. Unless otherwise defined herein, capitalized terms used in this Agreement are defined in and shall have the respective meanings assigned to them in <u>Part I</u> of <u>Appendix A</u> to this Agreement. All references herein to "the Agreement" or "this Agreement" are to this Trust Sale and Servicing Agreement, as it may be amended, supplemented or modified from time to time, the exhibits hereto and the capitalized terms used herein which are defined in <u>Appendix A</u>, and all references herein to Articles, Sections and subsections are to Articles, Sections or subsections of this Agreement unless otherwise specified. The rules of construction set forth in <u>Part II</u> of <u>Appendix A</u> shall be applicable to this Agreement.

ARTICLE II
CONVEYANCE OF RECEIVABLES

II.1   <u>Conveyance of Receivables</u>. In consideration of the Issuer's delivery to the Seller of the Certificate(s), the Seller does hereby sell, transfer, assign, set over and otherwise convey, without recourse (except as expressly provided herein), to the Trust for the benefit of the Certificateholders and the other Beneficiaries on the Closing Date (a) all of its right, title and interest in, to and under the Receivables and all Related Security with respect thereto owned by the Seller at the close of business on the Business Day immediately preceding the Closing Date, Collections and all other monies due or to become due thereon and all amounts received with respect thereto and Recoveries thereof, (b) all of the Seller's rights, remedies, powers and privileges with respect to such Receivables and the Lock-Box Account under the Receivables Purchase Agreement and (c) all proceeds of all of the foregoing in clauses (a) and (b) (including "proceeds" as defined in the UCC as in effect in the applicable jurisdiction). As of each Business Day after the Closing Date, prior to the earlier of (i) the occurrence of an Early Amortization Event and (ii) the Trust Termination Date, on which Receivables are acquired by the Seller (a "<u>Transfer Date</u>"), the Seller does hereby sell, transfer, assign, set over and otherwise convey, without recourse (except as expressly provided herein), to the Trust all of its right, title and interest in, to and under the Receivables and all Related Security with respect thereto owned by the Seller at the close of business on such Transfer Date and not theretofore conveyed to the Trust, all monies due or to become due and all amounts received with respect thereto and all proceeds (including "proceeds" as defined in the UCC as in effect in the applicable jurisdiction, and Recoveries) of all of the foregoing. The foregoing sale, transfer, assignment, set-over and conveyance and any subsequent sales, transfers, assignments, set-overs and conveyances do not constitute, and are not intended to result in, the creation or an assumption by the Trust, the Owner Trustee, the Indenture Trustee or any Beneficiary of any obligation of the Servicer, the Seller, Navistar Financial, International, any other Originator or any other Person in connection with the Receivables.

In connection with such sales, the Seller agrees to record and file, at its own expense, a financing statement on form UCC-1 or any other applicable form (and continuation statements when applicable) with respect to the Receivables now existing and hereafter created for the sale of chattel paper, accounts, payment intangibles and general intangibles (as defined in the UCC as in effect in the applicable jurisdiction from time to time) meeting the requirements of applicable law in such manner and in such jurisdictions as are necessary to perfect the sale and assignment of the Receivables and the Related Security to the Trust, and to deliver a file-stamped copy of such financing statements or other evidence of such filing to the Owner Trustee on or prior to the Closing Date. The Owner Trustee shall be under no obligation whatsoever to file such financing statement, or a continuation statement to such financing statement, or to make any other filing under the UCC in connection with such sales.

In connection with such sales, the Seller further agrees, at its own expense, on or prior to the Closing Date, to cause the Servicer to indicate in its computer files, as required by the Receivables Purchase Agreement, that the Receivables have been sold, and the Related Security assigned, to the Seller in accordance with the Receivables Purchase Agreement and sold to the Trust pursuant to this Agreement. In addition, in connection with such sales, the Seller shall deliver within ten days after the Closing Date to the Owner Trustee all documents related to the Receivables constituting "instruments" (as defined in the UCC as in effect in the applicable jurisdiction) with such endorsements attached as the Owner Trustee may reasonably require.

II.2   Acceptance by the Trust. The Trust hereby acknowledges its acceptance of all right, title and interest previously held by the Seller to the property, now existing and hereafter created, conveyed to the Trust pursuant to Section 2.1.

The Owner Trustee shall have no power to create, assume or incur indebtedness or other liabilities in the name of the Trust other than as contemplated in the Basic Documents.

II.3   Representations and Warranties of Seller Relating to Seller and the Agreement. The Seller hereby represents and warrants to the Trust, the Indenture Trustee and to the Owner Trustee as of the Closing Date that:

(1)   Organization and Good Standing. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has, in all material respects, full corporate power, authority and legal right to own its properties and conduct its business

as such properties are presently owned and such business is presently conducted, and to execute, deliver and perform its obligations under this Agreement.

(2)   Due Qualification. The Seller is duly qualified to do business and, where necessary, is in good standing as a foreign corporation (or is exempt from such requirement) and has obtained all necessary licenses and approvals in each jurisdiction in which the conduct of its business requires such qualification except where the failure to so qualify or obtain licenses or approvals would not have a material adverse effect on its ability to perform its obligations hereunder.

(3)   Due Authorization. The execution and delivery of this Agreement and the other Basic Documents and the consummation of the transactions provided for or contemplated by this Agreement and the other Basic Documents by the Seller, have been duly authorized by the Seller by all necessary corporate action on the part of the Seller.

(4)   No Conflict. The execution and delivery of this Agreement and the other Basic Documents, the performance of the transactions contemplated by this Agreement and the other Basic Documents and the fulfillment of the terms hereof and thereof, will not conflict with, result in any breach of any of the material terms and provisions of, or constitute (with or without notice or lapse of time or both) a material default under, any indenture, contract, agreement, mortgage, deed of trust, or other instrument to which the Seller is a party or by which it or its properties are bound.

(5)   No Violation. The execution and delivery of this Agreement, the other Basic Documents, the performance of the transactions contemplated by this Agreement and the other Basic Documents and the fulfillment of the terms hereof and thereof applicable to the Seller, will not conflict with or violate any material Requirements of Law applicable to the Seller.

(6)   No Proceedings. There are no proceedings or, to the best knowledge of the Seller, investigations pending or threatened against the Seller before any Governmental Authority (i) asserting the invalidity of this Agreement or the other Basic Documents, (ii) seeking to prevent the consummation of any of the transactions contemplated by this Agreement and the other Basic Documents, (iii) seeking any determination or ruling that, in the reasonable judgment of the Seller, would materially and adversely affect the performance by the Seller of its obligations under this Agreement and the other Basic Documents, (iv) seeking any determination or ruling that would materially and adversely affect the validity or enforceability of this Agreement and the other Basic Documents or (v) seeking to affect adversely the income tax attributes of the Trust under the United States federal, or any other applicable state, local or foreign jurisdiction's, income, single business or franchise tax systems.

(7)   All Consents Required. All appraisals, authorizations, consents, orders, approvals or other actions of any Person or of any Governmental Authority required in connection with the execution and delivery of this Agreement and the other Basic Documents, the performance of the transactions contemplated by this Agreement and the other Basic Documents, and the fulfillment of the terms hereof and thereof, have been obtained.

(8)   Enforceability. Each of this Agreement and the other Basic Documents constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting the enforcement of creditors' rights in general and except as such enforceability may be limited by general principles of equity (whether considered in a suit at law or in equity).

(9)   Valid Transfer. This Agreement constitutes a valid sale, transfer and assignment to the Trust of all right, title and interest of the Seller in the related Receivables and the Related Security and the proceeds thereof and all of the Seller's rights, remedies, powers and privileges with respect to the Receivables under the Receivables Purchase Agreement and, upon the filing of the financing statements described in Section 2.1 with the Secretary of State in the applicable jurisdiction where either the Seller's or Navistar Financial's chief executive offices or books and records relating to the Receivables are located and, in the case of the Receivables hereafter created and the proceeds thereof, upon the creation thereof, the Trust shall have a perfected first priority security interest in such property (except for Liens permitted under Section 2.5(a)). Except as otherwise provided in this Agreement, or the other Basic Documents, neither the Seller nor any Person claiming through or under the Seller has any claim to or interest in the Collateral.

The representations and warranties set forth in this Section 2.3 shall survive the transfer and assignment of the Receivables to the Trust. Upon discovery by the Seller, the Owner Trustee, the Indenture Trustee or the Servicer of a breach of any of the foregoing representations and warranties, the party discovering such breach shall give prompt written notice to the other parties.

In the event the Noteholders of a Series shall have exercised their right to have such Notes redeemed pursuant to Section 10.1(b) of the Indenture as a result of any breach of any of the representations and warranties set forth in this Section 2.3, the Seller shall deposit into the applicable Principal Funding Account in immediately available funds on the Business Day preceding the Redemption Date, an amount equal to the sum of the amounts specified therefor with respect to each outstanding Series in the related Series Supplement. The obligation of the Seller to make the deposit specified in this Section 2.3 will constitute the sole remedy to the Trust, the Noteholders (the Indenture Trustee on behalf of the Noteholders) or any other Person as a result of the breach of the representations and warranties set forth in this Section 2.3.

II.4   Representations and Warranties of the Seller Relating to the Receivables.

(10)   Representations and Warranties. The Seller hereby represents and warrants to the Trust that:

(1)   Eligible Receivable. Except as otherwise disclosed to the Trust, for each Receivable conveyed to the Trust on the Closing Date and on each Transfer Date, the Receivable is an Eligible Receivable.

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(2)   No Liens. Each Receivable and all Related Security conveyed to the Trust on the Closing Date and on each Transfer Date, and all of the Seller's right, title and interest in the Receivables Purchase Agreement, have been conveyed to the Trust free and clear of any Liens.

(3)   All Consents Required. With respect to each Receivable and all Related Security existing on the Closing Date and on each Transfer Date, all consents, licenses, approvals or authorizations of or registrations or declarations with any Governmental Authority required to be obtained, effected or given by the Seller in connection with the conveyance of such Receivable or Related Security to the Trust have been duly obtained, effected or given and are in full force and effect.

(11)   Notice of Breach. The representations and warranties set forth in Section 2.4(a) shall survive the transfer and assignment of the Receivables to the Trust and the pledge to the Indenture Trustee under the Indenture. Upon discovery by the Seller, the Owner Trustee, the Indenture Trustee or the Servicer, of a breach of any of the representations and warranties set forth in Section 2.4(a), the party discovering such breach shall give prompt written notice to the other parties.

(12)   Reassignment. In the event any representation or warranty under Section 2.4(a) is not true and correct as of the date specified therein with respect to any Receivable and such breach has a material adverse effect on the Noteholders, then, within 30 days (or such longer period as may be agreed to in writing by the Indenture Trustee) of the earlier to occur of the discovery of any such event by the Seller or the Servicer, or receipt by the Seller or the Servicer of written notice of any such event given by the Owner Trustee or the Indenture Trustee, such Receivables ("Disqualified Receivables") will be reassigned to the Seller on the terms and conditions set forth in the next succeeding paragraph; provided, however, that no such reassignment shall be required to be made with respect to such Receivables if, by the end of such 30-day period (or such longer period as may be agreed to in writing by the Indenture Trustee), the breached representation or warranty shall then be true and correct in all material respects and any material adverse effect caused thereby shall have been cured.

Each such Disqualified Receivable shall be reassigned to the Seller on or before the end of the Collection Period in which the reassignment obligation arises. The Seller shall accept a reassignment of each such Disqualified Receivable by directing the Servicer to deduct, subject to the next sentence, the principal balance of such Disqualified Receivables from the Base Amount on or prior to the end of such Collection Period. If, following such deduction, the Base Amount would be less than the Net Invested Amount on such date, then not later than 12:00 noon on the day on which such reassignment occurs, the Seller shall deposit in the Collection Account in immediately available funds the amount by which the Base Amount would be less than the Net Invested Amount (up to the principal balance of such Disqualified Receivables), and such amount shall constitute a Transfer Deposit Amount; provided that if the Transfer Deposit Amount is not deposited as required by this sentence, then the principal balance of such Disqualified Receivables shall only be deducted from the Base Amount to the extent that the Base Amount is not reduced below the Net Invested

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Amount and the Disqualified Receivables, the principal balance of which have not been so deducted, shall not be reassigned to the Seller and shall remain part of the Trust, it being understood that the failure to remove Disqualified Receivables pursuant to this proviso shall not limit the obligation of the Seller to deposit the portion of the Transfer Deposit Amount not so deposited. Upon reassignment of any such Disqualified Receivable, but only after payment by the Seller of the Transfer Deposit Amount, if any, the Trust shall automatically and without further action be deemed to sell, transfer, assign, set over and otherwise convey to the Seller, without recourse, representation or warranty, all the right, title and interest of the Trust in and to such Disqualified Receivable, all Related Security and all monies due or to become due with respect thereto and all proceeds thereof. The Owner Trustee shall execute such documents and instruments of transfer or assignment and take such other actions as shall reasonably be requested by the Seller to effect the conveyance of such Receivables pursuant to this Section 2.4. The obligation of the Seller to accept a reassignment of any such Receivable and to pay any related Transfer Deposit Amount shall constitute the sole remedy respecting the event giving rise to such obligation available to the Trust, the Noteholders (or the Indenture Trustee on behalf of Noteholders) or any other Person.

II.5   Covenants of the Seller and Navistar Financial. The Seller and Navistar Financial hereby covenant that:

(13)   No Liens. Except for the conveyances hereunder or as provided in Section 2.1 of the Indenture, the Seller will not sell, pledge, assign or transfer to any other Person, or grant, create, incur, assume or suffer to exist any Lien on, any Receivable or any Related Security, whether now existing or hereafter created, or any interest therein, or the Seller's rights, remedies, powers or privileges with respect to the Receivables under the Receivables Purchase Agreement, and the Seller shall defend the right, title and interest of the Trust in, to and under the Receivables and the Related Security, whether now existing or hereafter created, and such rights, remedies, powers and privileges, against all claims of third parties claiming through or under Navistar Financial.

(14)   Delivery of Collections. In the event that the Seller, Navistar Financial or any Affiliate thereof receives payments in respect of Receivables, the Seller and Navistar Financial agree to pay or cause to be paid into the Lock-Box Account or the Collection Account all payments received thereby in respect of the Receivables as soon as practicable after receipt thereof, but in no event later than two Business Days after the receipt by the Seller, Navistar Financial or any Affiliate thereof.

(15)   Agreement Matters. If Navistar Financial breaches any of the covenants in Section 2.4 of the Receivables Purchase Agreement and such breach has a material adverse effect on the interests of the Securityholders, the Seller shall enforce its rights under the Receivables Purchase Agreement arising from such breach.

(16)   Receivables Allocations. In the event that the Seller is unable for any reason to transfer Receivables to the Trust, then the Seller agrees that it shall allocate, after the occurrence of such event, payments on each Receivable with respect to the principal balance of such Receivable

first to the oldest principal balance of such Receivable and to have such payments applied as Collections in accordance with the terms of this Agreement.

II.6   Covenants of the Seller. The Seller hereby covenants that:

(17)   The Seller will maintain in full effect its existence, rights and franchises as a corporation under the laws of the state of its incorporation and will obtain and preserve its qualification to do business in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Agreement and the Receivables Purchase Agreement and each other instrument or agreement necessary or appropriate to proper administration hereof and permit and effectuate the transactions contemplated hereby.

(18)   The Seller will maintain its own deposit account or accounts, separate from those of any of its Affiliates, with commercial banking institutions. The funds of the Seller will not be diverted to any other Person or for other than the corporate use of the Seller and, except as may be expressly permitted by this Agreement, the funds of the Seller shall not be commingled with those of any of its Affiliates.

(19)   To the extent that the Seller contracts or does business with vendors or service providers where the goods and services provided are partially for the benefit of any other Person, the costs incurred in so doing shall be fairly allocated to or among the Seller and such entities for whose benefit the goods and services are provided, and the Seller and each such entity shall bear its fair share of such costs. All material transactions between the Seller and any of its Affiliates shall be only on an arm's length basis.

(20)   The Seller will maintain a separate office in which its affairs are conducted separate from those of its stockholders and Affiliates. The Seller will hold itself out as a separate entity and correct any known misunderstandings regarding its separate identity.

(21)   The Seller will conduct its affairs strictly in accordance with its Certificate of Incorporation and observe all necessary, appropriate and customary corporate formalities, including, but not limited to, holding all regular and special stockholders' and directors' meetings appropriate to authorize all corporate action, keeping separate and accurate minutes of such meetings, passing all resolutions or consents necessary to authorize actions taken or to be taken, and maintaining accurate and separate books, records and accounts, including, but not limited to, intercompany transaction accounts. In addition, the Seller shall conduct its affairs strictly in accordance with all factual assumptions with respect to the Seller taken by Kirkland & Ellis in its bankruptcy opinion delivered pursuant to Section 5(a) of the Note Purchase Agreement. Regular stockholders' and directors' meetings shall be held at least annually.

(22)   The Seller will ensure that decisions with respect to its business and daily operations shall be independently made by the Seller (although the officer making any particular decision may also be an employee, officer or director of an Affiliate of the Seller) and shall not be dictated by an Affiliate of the Seller. The Seller shall at all times during the term of this Agreement

have at least one independent director except during such times (if any) during which the Seller is using its best efforts to replace (as quickly as practicable) any independent director that has died, resigned or is otherwise unable or unwilling to serve.

(23)   The Seller will act solely in its own corporate name and through its own authorized officers and agents, and no Affiliate of the Seller shall be appointed to act as its agent, except as expressly contemplated by this Agreement. The Seller shall at all times use its own stationery.

(24)   The Seller will ensure that no Affiliate of the Seller shall advance funds to the Seller, other than (i) capital contributions from Navistar Financial, made to enable the Seller to pay the purchase price of Receivables or (ii) as is otherwise provided herein or in the Receivables Purchase Agreement, and no Affiliate of the Seller will otherwise supply funds to, or guaranty debts of, the Seller; provided, however, that an Affiliate of the Seller may provide funds to the Seller in connection with the capitalization of the Seller, including the provision of capital necessary to assure that the Seller has "substantial assets" as described in Treasury Regulation Section 301.7701-2(d)(2).

(25)   Other than organizational expenses and as expressly provided herein, the Seller will pay all expenses, indebtedness and other obligations incurred by it.

(26)   The Seller will not enter into any guaranty, or otherwise become liable, with respect to any obligation of any of its Affiliates. The Seller will not acquire obligations or securities of its stockholders. The Seller will not pledge its assets for the benefit of any non-affiliate or make any loans or advances to any non-affiliate, provided that the Seller may enter into those certain intercompany transactions contemplated by the Basic Documents.

(27)   The Seller will ensure that any financial reports required of the Seller shall comply with generally accepted accounting principles and shall be issued separately from, but may be consolidated with, any reports prepared for any of its Affiliates.

(28)   The Seller will ensure that at all times it is adequately capitalized to engage in the transactions contemplated in its Certificate of Incorporation, this Agreement and the Receivables Purchase Agreement.

ARTICLE III
ADMINISTRATION AND SERVICING OF RECEIVABLES

III.1   Acceptance of Appointment and Other Matters Relating to the Servicer.

(29)   The Servicer shall service and administer the Receivables, shall collect payments due under the Receivables and shall charge-off as uncollectible Receivables, all in accordance with its customary and usual servicing procedures for servicing receivables generated by Ford. The Servicer shall have full power and authority, acting alone or through any party properly designated by it hereunder, to do any and all things in connection with such servicing and administration which it may deem necessary or desirable. Without limiting the generality of the foregoing and subject to Section 7.1, the Servicer is hereby authorized and empowered, unless such power and authority is revoked by the Indenture Trustee on account of the occurrence of a Servicing Default pursuant to Section 7.1, (i) to instruct the Indenture Trustee in writing to make withdrawals and payments from the Collection Account or any other Series Account as set forth in this Agreement, (ii) to execute and deliver, on behalf of the Trust, any and all instruments of satisfaction or cancellation, or of partial or full release or discharge, and all other comparable instruments, with respect to the Receivables and, after the delinquency of any Receivable and to the extent permitted under and in compliance with applicable Requirements of Law, to commence enforcement proceedings with respect to such Receivables, (iii) to make any filings, reports, notices, applications, registrations with, and seek any consents or authorizations from, the Securities and Exchange Commission and any state securities authority on behalf of the Trust as may be necessary or advisable to comply with any federal or state securities laws or reporting requirement, and (iv) to delegate all or any of its servicing, collection, enforcement and administrative duties hereunder with respect to the Receivables to any Person who agrees to conduct such duties in accordance with this Agreement; provided, however, that the Servicer shall notify the Owner Trustee, the Indenture Trustee and the Rating Agencies in writing of any such delegation of its duties which is not in the ordinary course of its business, that no delegation will relieve the Servicer of its liability and responsibility with respect to such duties and that the Rating Agency Condition shall have been satisfied with respect to any such delegation; provided further, that the Servicer may delegate its duties to International without the satisfaction of the Rating Agency Condition. The Owner Trustee shall furnish the Servicer with any powers of attorney and other documents reasonably necessary or appropriate to enable the Servicer to carry out its servicing and administrative duties hereunder.

(30)   In the event that the Seller is unable for any reason to transfer Receivables to the Trust in accordance with the provisions of this Agreement then, in any such event, the Servicer agrees (i) to give prompt written notice thereof to the Owner Trustee, the Indenture Trustee and each Rating Agency and (ii) that it shall in any such event allocate, after the occurrence of such event, payments on the Receivables first to the principal balance of the oldest Receivable, and to have such payments applied as Collections in accordance with Section 8.2 of the Indenture.

(31)   The Servicer shall not, and any Successor Servicer shall not be obligated to, use separate servicing procedures, offices or employees for servicing the Receivables from the

customary and usual procedures, offices and employees used by the Servicer for servicing receivables generated by Ford.

III.2   Servicing Compensation. As full compensation for its servicing activities hereunder and reimbursement for its expenses as set forth in the immediately following paragraph, the Servicer shall be entitled to receive the Servicing Fee on each Payment Date on or prior to the Trust Termination Date payable in arrears. The "Servicing Fee" shall be the aggregate of the Monthly Servicing Fees specified in the Series Supplement. The Servicing Fee shall be payable to the Servicer solely to the extent amounts are available for payment in accordance with the terms of the applicable Series Supplement.

The Servicer's expenses include the amounts due to the Owner Trustee pursuant to Section 6.9 of the Trust Agreement and the Indenture Trustee pursuant to Section 6.7 of the Indenture and the reasonable fees and disbursements of attorneys, independent accountants and all other expenses incurred by the Servicer in connection with its activities hereunder, and all fees and expenses of the Trust not expressly stated herein to be for the account of the Certificateholders or the Beneficiaries. Except as otherwise provided in a Series Supplement, the Servicer shall be required to pay such expenses for its own account, and shall not be entitled to any payment therefor other than the Servicing Fee. Except as otherwise provided in a Series Supplement, the Servicer will be solely responsible for all fees and expenses incurred by or on behalf of the Servicer in connection herewith and the Servicer will not be entitled to any fee or other payment from, or claim on, any of the Collateral (other than the Servicing Fee).

III.3   Representations, Warranties and Covenants of the Servicer.

(32)   Navistar Financial, as Servicer, hereby makes, and any Successor Servicer by its appointment hereunder shall make, on the Closing Date (and on the date of any such appointment) the following representations, warranties and covenants:

(1)   Organization and Good Standing. Such party is a corporation duly organized, validly existing and in good standing under the applicable laws of the state of its incorporation and has, in all material respects, full corporate power, authority and legal rights to own its properties and conduct its receivable servicing business as such properties are presently owned and as such business is presently conducted, and to execute, deliver and perform its obligations under this Agreement and the other Basic Documents to which the Servicer is a party.

(2)   Due Qualification. Such party is duly qualified to do business and is in good standing as a foreign corporation (or is exempt from such requirements) and has obtained all necessary licenses and approvals in each jurisdiction in which the servicing of the Receivables as required by this Agreement requires such qualification, except where the failure to so qualify or obtain licenses or approvals would not have a material adverse effect on its ability to perform its obligations hereunder.

(3)   Due Authorization. The execution, delivery and performance of this Agreement and the other Basic Documents to which the Servicer is a party have been duly authorized by such party by all necessary corporate action on the part thereof.

(4)   Binding Obligation. Each of this Agreement and the other Basic Documents to which the Servicer is a party constitutes a legal, valid and binding obligation of such party, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereinafter in effect, affecting the enforcement of creditors' rights and except as such enforceability may be limited by general principles of equity (whether considered in a proceeding at law or in equity).

(5)   No Violation. The execution and delivery by such party of this Agreement and the other Basic Documents applicable to such party, the performance of the transactions contemplated by this Agreement and the other Basic Documents to which the Servicer is a party and the fulfillment of the terms hereof and thereof applicable to such party will not conflict with, violate, result in any breach of any of the material terms and provisions of, or constitute (with or without notice or lapse of time or both) a material default under, any Requirement of Law applicable to such party or any indenture, contract, agreement, mortgage, deed of trust, or other instrument to which such party is a party or by which it is bound.

(6)   No Proceedings. Except as provided on Schedule 1, there are no proceedings or, to the best knowledge of such party, investigations, pending or threatened against such party before any court, regulatory body, administrative agency or other tribunal or governmental instrumentality seeking to prevent the consummation of any of the transactions contemplated by this Agreement and the other Basic Documents, seeking any determination or ruling that, in the reasonable judgment of such party, would materially and adversely affect the performance by such party of its obligations under this Agreement and the other Basic Documents, or seeking any determination or ruling that would materially and adversely affect the validity or enforceability of this Agreement and the other Basic Documents.

(7)   Compliance with Requirements of Law. Such party shall duly satisfy all obligations on its part to be fulfilled under or in connection with the Receivables, will maintain in effect all qualifications required under Requirements of Law in order to service properly the Receivables and will comply in all material respects with all Requirements of Law in connection with servicing the Receivables, the failure to comply with which would have a material adverse effect on the interests of the Certificateholders or the Beneficiaries.

(8)   No Rescission or Cancellation. Such party shall not permit any rescission or cancellation of a Receivable except as ordered by a court of competent jurisdiction or other Governmental Authority.

(9)   Protection of Beneficiaries' Rights. Such party shall not take any action, nor omit to take any action, which action or omission would impair the rights of Beneficiaries in the Receivables, nor shall it reschedule, revise or defer payments due on any Receivable except in accordance with its existing credit and collection policies for servicing receivables generated by Ford.

(10)   Negative Pledge. Except for the conveyance hereunder to the Trust, the pledge to the Indenture Trustee under the Indenture and the Liens contemplated by the Basic Documents, the Servicer will not sell, pledge, assign or transfer to any other Person, or grant, create, incur, assume or suffer to exist any Lien on, any Receivable sold and assigned to the Trust, whether now existing or hereafter created, or any interest therein, and the Servicer shall defend the rights, title and interest of the Trust in, to and under any Receivable sold and assigned to the Trust, whether now existing or hereafter created, against all claims of third parties claiming through or under the Seller or the Servicer.

(33)   Notice of Breach. The representations and warranties set forth in this Section 3.3 shall survive the transfer and assignment of the Receivables to the Trust and the pledge of the Receivables to the Indenture Trustee pursuant to the Indenture. Upon discovery by the Seller, the Servicer, the Owner Trustee, or the Indenture Trustee of a breach of any of the representations and warranties set forth in this Section 3.3, the party discovering such breach shall give prompt written notice to the other parties.

(34)   Purchase. In the event that any covenant of the Servicer set forth in Section 3.3(a)(vii), (viii) or (ix) has not been complied with in any material respect with respect to any Receivable and such breach has a material adverse effect on the value of such Receivable, then, within 30 days (or such longer period as may be agreed to by the Indenture Trustee) of the earlier to occur of the discovery of any such event by the Seller or the Servicer, or receipt by the Seller or the Servicer of written notice of any such event given by the Owner Trustee or the Indenture Trustee, the Servicer shall purchase such Receivable on the Determination Date immediately succeeding the expiration of such 30-day period on the terms and conditions set forth in the next succeeding paragraph; provided, however, that no such purchase shall be required to be made with respect to such Receivable if, by the end of such 30-day period (or such longer period as may be agreed to by the Indenture Trustee) the breached representation or warranty shall then be true and correct in all material respects and any material adverse effect caused thereby shall have been cured. The Servicer shall effect such purchase by depositing in the Collection Account in immediately available funds an amount equal to the Purchase Price of such Receivable. Any such deposit of such Purchase Price into the Collection Account shall be considered a Transfer Deposit Amount and shall be applied in accordance with the terms of this Agreement.

Upon each such payment of such Purchase Price, the Trust shall automatically and without further action be deemed to sell, transfer, assign, set over and otherwise convey to the Servicer, without recourse, representation or warranty, all right, title and interest of the Trust in and to such Receivables, all monies due or to become due with respect thereto and all proceeds thereof and the Related Security. The Trust shall execute such documents and instruments of transfer or assignment and take such other actions as shall be reasonably requested by the Servicer to effect the conveyance of any such Receivables pursuant to this Section 3.3. The obligation of the Servicer to purchase such Receivables, and to make the deposits required to be made to the Collection Account as provided in the preceding paragraph, shall constitute the sole remedy respecting the event giving rise to such obligation available to the Trust, the Certificateholders or the Noteholders.

III.4   Reports and Records.

(35)   On each Business Day on which the aggregate principal balance of Receivables in the Trust changes, the Servicer will prepare and provide to the Indenture Trustee a report in substantially the form attached hereto as Exhibit A (the "Daily Activity Report") to be delivered to the Noteholders.

(36)   On or before each Payment Date, with respect to each outstanding Series, the Servicer shall deliver to the Rating Agencies, the Owner Trustee, and the Indenture Trustee a Payment Statement for such Payment Date substantially in the form set forth in the Series Supplement for that Series of Notes. Each such statement to be delivered to Securityholders shall set forth the following information concerning the Notes with respect to that Payment Date, the period since the previous Payment Date, or the related Collection Period:

(1)   the total amount distributed to the Noteholders;

(2)   the amount, if any, of the distribution allocable to principal on each Series or class of Notes;

(3)   the amount, if any, of the distribution allocable to interest on or with respect to each Series or class of Notes;

(4)   the aggregate Outstanding Amount for each Series or class of Notes, each as of such date and after giving effect to all payments reported under clause (ii) above;

(5)   the amount of the Monthly Servicing Fee paid to the Servicer with respect to the related Collection Period or Periods, as the case may be;

(6)   the per annum interest rate for the next Payment Date for any Series or class of Securities with a variable or adjustable interest rate, if determinable prior to such date;

(7)   the amount of Receivables that become Disqualified Receivables during the related Collection Period;

(8)   the accumulated but unpaid interest, if any, and Investor Allocable Losses and Investor Dilution/Warranty Charge-Offs, if any, on each Series or class of Notes and the change in each of such amounts from the preceding Payment Date;

(9)   the balance of Equalization Account on the last day of the related Collection Period after giving effect to changes therein or any distributions therefrom on such date;

(10)   the balance of carrying cost receivables reserve accounts on the last day of the related Collection Period after giving effect to changes therein or any distributions therefrom on such date; and

(11)   with respect to each Series of Notes, the items set forth in the applicable Series Supplement.

Each amount set forth pursuant to clauses (i) and (ii) above with respect to the Notes shall be expressed as a dollar amount per $1,000 of initial principal balance of the Notes.

(37)   Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of this Agreement, the Indenture Trustee shall furnish (or cause to be furnished), to each Person who at any time during such calendar year shall have been a Holder of record of Notes or Certificates, respectively, and received any payment thereon, a statement containing such information as may be required by the Code and applicable Treasury Regulations to enable such Securityholder to prepare its federal income tax returns. As long as the Holder of record of the Notes is Cede & Co., as nominee of the Depository, beneficial owners of Notes will receive tax and other information from Clearing Agency Participants rather than from the Indenture Trustee.

(38)   A copy of each statement provided pursuant to Section 3.4(a) and (b) shall be made available for inspection at the Corporate Trust Office.

III.5   Annual Servicer's Certificate. The Servicer will deliver to the Rating Agencies, the Owner Trustee and the Indenture Trustee on or before February 1, of each calendar year, beginning with February 1, 2002, an Officers' Certificate substantially in the form of Exhibit B stating that (a) a review of the activities of the Servicer during the preceding calendar year and of its performance under this Agreement was made under the supervision of the officers signing such certificate and (b) to the best of such officers' knowledge, based on such review, the Servicer has performed in all material respects its obligations under this Agreement throughout such year, or, if there has been a material default in the performance of any such obligation, specifying each such default known to such officers and the nature and status thereof. A copy of such certificate may be obtained by any Securityholder by a request in writing to the Owner Trustee addressed to the Corporate Trust Office.

III.6   Annual Independent Public Accountants' Servicing Report. The Servicer shall cause a firm of independent certified public accountants, who may also render other services to the Servicer or to the Seller, to deliver to the Owner Trustee, the Indenture Trustee and the Rating Agencies on or before February 1, of each year, beginning February 1, 2002, a report addressed to the board of directors of the Servicer and to the Owner Trustee and the Indenture Trustee, to the effect that such firm has examined the financial statements of the Servicer and issued its report thereon and that: (a) such examination was made in accordance with generally accepted accounting principles, and accordingly included such tests of the accounting records and such other auditing procedures as such firm considered necessary in the circumstances, (b) as a part of such examination, certain documents and records of the Servicer relating to the servicing of receivables generated by Ford were reviewed and tested and (c) nothing came to the attention of such firm that caused them to believe that the provisions of this Agreement were not being complied with, except for (i) such exceptions as such firm shall believe to be immaterial and (ii) such other exceptions as shall be set forth in such statement. A copy of such report may be obtained by any Securityholder by a request in writing to the Owner Trustee addressed to the Corporate Trust Office.

III.7   Tax Treatment. The Seller has entered into this Agreement and the Notes have been (or will be) issued with the intention that the Notes will qualify under applicable tax law as indebtedness secured by the Collateral. The Seller, each Beneficiary, each Certificateholder and each Note Owner, by the acceptance of its Note or Book-Entry Note, as applicable, agrees to treat the Notes as indebtedness secured by the Collateral for federal income taxes, and any other income, franchise taxes, or any other taxes imposed on or measured by income of any applicable state, local or foreign jurisdiction.

III.8   Notices to Navistar Financial. In the event Navistar Financial is no longer acting as Servicer, any Successor Servicer appointed pursuant to Section 7.2 shall deliver or make available to Navistar Financial, as the case may be, each certificate and report required to be prepared, forwarded or delivered thereafter pursuant to Section 3.4, 3.5 or 3.6.

III.9   Adjustments.

(39)   If the Servicer adjusts downward the principal balance of any Receivable because of a rebate, refund, credit adjustment or billing error to Ford, or because such Receivable was created in respect of an engine which was refused or returned by Ford, or if any other type of Dilution occurs with respect to a Receivable, then, in any such case, the Base Amount will be automatically reduced by the amount of the Dilution in accordance with the provisions of the applicable Series Supplement. Furthermore, if following such a reduction the Base Amount would be less than the Net Invested Amount on such day, then the Seller shall be required to pay an amount equal to such deficiency (up to the amount of such Dilution) into the Collection Account on the day on which such Dilution occurs, and each such payment shall constitute a Transfer Deposit Amount.

(40)   If the Servicer adjusts downward the principal balance of any Receivable because of a Warranty Set-Off to Ford then the Base Amount will be automatically reduced by the amount of the Warranty Set-Off. Furthermore, if following such a reduction the Base Amount would be less than the Net Invested Amount on such day, then the Seller shall be required to pay an amount equal to such deficiency (up to the amount of such Warranty Set-Off) into the Collection Account on the day on which such Warranty Set-Off occurs, and each such payment shall constitute a Transfer Deposit Amount.

(41)   If (i) the Servicer makes a deposit into the Collection Account in respect of a collection of a Receivable and such collection was received by the Servicer in the form of a check which is not honored for any reason or (ii) the Servicer makes a mistake with respect to the amount of any Collections and deposits an amount that is less than or more than the actual amount of such Collections, the Servicer shall appropriately adjust the amount subsequently deposited into the Collection Account to reflect such dishonored check or mistake. Any Receivable in respect of which a dishonored check is received shall be deemed not to have been paid.

ARTICLE IV
ALLOCATION AND APPLICATION OF COLLECTIONS

IV.1   **[Reserved]**.

IV.2   Establishment of Accounts.   The Servicer, for the benefit of the Securityholders, shall cause to be established and maintained in the name of the Indenture Trustee an Eligible Deposit Account bearing a designation clearly indicating that the funds deposited therein are held for the benefit of the Securityholders into which the Servicer will deposit Collections (the "Collection Account").

IV.3   General Provisions Regarding Trust Accounts and Group Accounts.

(42)   Subject to Section 6.4, the Indenture Trustee shall not in any way be held liable by reason of any insufficiency in any of the Trust Accounts or Group Accounts resulting from any loss on any Eligible Investment included therein (including losses incurred as a result of the liquidation of any Eligible Investment prior to its stated maturity or failure of the Servicer to provide timely written direction) except for losses attributable to the Indenture Trustee's failure to make payments on such Eligible Investments issued by the Indenture Trustee, in its commercial capacity as principal obligor and not as trustee, in accordance with their terms. In no event shall the Indenture Trustee be liable or responsible for the selection of Eligible Investments.

(43)   The funds on deposit in the Trust Accounts shall be invested in accordance with Section 8.3(b) of the Indenture.

(44)   The Indenture Trustee or another Person holding the Trust Accounts and Group Accounts as provided in this Agreement and the Series Supplements shall be the "Securities Intermediary." If the Securities Intermediary shall be a Person other than the Indenture Trustee, the Issuer shall obtain the express agreement of such Person to the obligations of the Securities Intermediary set forth in Section 6.8(c) of the Indenture and an Opinion of Counsel that such Person can perform such obligations.

(45)   With respect to the Trust Account Property and the Group Account Property, the Indenture Trustee agrees, by its acceptance hereof, that:

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(1) Any Trust Account Property or Group Account Property that is held in deposit accounts shall be held solely in Eligible Deposit Accounts. The Trust Accounts and the Group Accounts are accounts to which a "financial asset" (as defined in Section 8-102(a)(9) of the New York UCC) will be credited.

(2) All property delivered to the Securities Intermediary pursuant to this Indenture will be credited upon receipt of such property to the appropriate Trust Account or Group Account.

(3) Each item of property (whether investments, investment property, security, instrument or cash) credited to a Trust Account or Group Account shall be treated as a "financial asset" within the meaning of Section 8-102(a)(9) of the New York UCC.

(4) If at any time the Securities Intermediary shall receive any order from the Indenture Trustee directing transfer or redemption of any "financial asset" (as defined in Section 8-102(a)(9) of the New York UCC) relating to the Trust Accounts or the Group Accounts, the Securities Intermediary shall comply with such order without further consent by the Issuer or the Servicer or any other Person.

(5) The Trust Accounts and the Group Accounts shall be governed by the laws of the State of New York, regardless of any provision in any other agreement. For purposes of the UCC, New York shall be deemed to be the Securities Intermediary's jurisdiction and the Trust Accounts and Group Accounts shall be governed by the laws of the State of New York.

(6) The Securities Intermediary has not entered into, and until the termination of this Indenture will not enter into, any agreement with any other Person relating to the Trust Accounts, the Group Accounts and/or any "financial asset" (as defined in Section 8-102(a)(9) of the New York UCC) or other property credited thereto pursuant to which it has agreed to comply with entitlement orders (as defined in Section 8-102(a)(8) of the New York UCC) of such other Person and the Securities Intermediary has not entered into, and until the termination of this Indenture will not enter into, any agreement with the Issuer or the Servicer or the Indenture Trustee purporting to limit or condition the obligation of the Securities Intermediary to comply with entitlement orders as set forth in clause (iv) above.

(7) Except for the claims and interest of the Indenture Trustee in the Trust Accounts and the Group Accounts, the Securities Intermediary has no knowledge of claims to, or interests in, the Trust Accounts, the Group Accounts or in any "financial asset" (as defined in Section 8-102(a)(9) of the New York UCC) credited thereto. If any other Person asserts any lien, encumbrance or adverse claim (including any writ, garnishment, judgment, warrant of attachment, execution or similar process) against the Trust Accounts, the Group Accounts or in any "financial asset" (as defined in Section 8-102(a)(9) of the New York

UCC) carried therein, the Securities Intermediary will promptly notify the Indenture Trustee, the Servicer and the Issuer thereof.

(8)   The Securities Intermediary will promptly send copies of all statements, confirmations and other correspondence concerning the Trust Accounts, the Group Accounts, any Trust Account Property and/or any Group Account Property simultaneously to each of the Servicer and the Indenture Trustee, at the addresses set forth in Appendix B hereto.

(9)   The Indenture Trustee shall maintain each item of Trust Account Property and Group Account Property in the particular Trust Account or Group Account to which such item originated and shall not commingle items from different Trust Accounts or Group Accounts.

(10)   The Servicer or other Person directing the investment of funds in the Trust Accounts and the Group Accounts shall not direct the Indenture Trustee to:

(A)   invest in any Physical Property, any uncertificated security that is not a Federal Book-Entry Security or any Certificated Security unless the Indenture Trustee takes Delivery of such item; or

(B)   invest in any Security Entitlement or Federal Book-Entry Security unless the Indenture Trustee obtains Control over such investment.

(46)   If, at any time, any Trust Account or Group Account ceases to be an Eligible Deposit Account, the Servicer, within ten Business Days (or such longer period, not to exceed 30 calendar days, as to which each Rating Agency may consent) of determining or receiving notice from the Indenture Trustee that such Trust Account or Group Account is no longer an Eligible Deposit Account, shall establish a substitute Eligible Deposit Account as such Trust Account or Group Account, instruct the Indenture Trustee or the Trust as applicable, in writing, to transfer any cash and/or any Eligible Investments to such new Trust Account or Group Account and, from the date any such substitute account is established, such account shall be the Trust Account or Group Account. Neither the Seller nor the Servicer, nor any Person claiming by, through or under the Seller or Servicer, shall have any right, title or interest in, or any right to withdraw any amount from, the Trust Accounts or the Group Accounts. Pursuant to the authority granted to the Servicer in Section 3.1, the Servicer shall have the power, revocable by the Indenture Trustee (or by the Owner Trustee with the written consent of the Indenture Trustee), to instruct the Indenture Trustee or the Trust as applicable, to make withdrawals and payments from the Trust Accounts and the Group Accounts for the purposes of carrying out the Servicer's or the Trust's duties specified in this Agreement or permitting the Indenture Trustee to carry out its duties under the Indenture.

IV.4   Lock-Box Account; Collection Account.

(47)   The Lock-Box Account shall be subject to a Lock-Box Agreement substantially in the form of Exhibit C attached hereto. Unless instructed otherwise by the Servicer (or, after the occurrence and continuance of an Early Amortization Event, the Owner Trustee), the Lock-Box Bank shall be instructed by the Servicer to remit, on a daily basis (but subject to the Lock-Box Bank's customary funds availability schedule), all amounts deposited in the Lock-Box Account maintained with it to the Collection Account. The Collection Account shall be maintained in the name of the Indenture Trustee on behalf of the Noteholders. Except as provided in this Agreement and the applicable Basic Documents, none of the Seller, the Servicer, or any Person claiming by, through or under the Seller or Servicer shall have any control over the use of, or any right to withdraw any item or amount from, any Lock-Box Account or Collection Account. The Servicer and the Indenture Trustee are each hereby irrevocably authorized and empowered, as Seller's attorney-in-fact, to endorse any item deposited or presented for deposit, in the Lock-Box Account or Collection Account requiring the endorsement of the Seller, which authorization is coupled with an interest and is irrevocable.

(48)   The Servicer shall instruct (or shall cause the Seller to instruct) Ford to make all payments due to the Seller relating to or constituting Collections (or any proceeds thereof) (i) to the Lock-Box Account or (ii) to the Collection Account. If the Seller receives any Collections or any other payment of proceeds with respect to any Related Security related thereto, the Servicer shall cause the Seller to (x) segregate such payment and hold it in trust for the benefit of the Indenture Trustee, and (y) as soon as practicable, but no later than the second Business Day following receipt of such item by such Person, deposit such payment in the Lock-Box Account or the Collection Account. The Servicer shall, and shall cause the Seller to, use reasonable efforts to prevent the deposit of any amounts other than Collections in the Lock-Box Account or Collection Account. If the Servicer is notified by the Seller that any amount other than Collections has been deposited in the Lock-Box Account or Collection Account, the Servicer shall promptly instruct the Lock-Box Bank and the Indenture Trustee to segregate such amount, and shall direct such Lock-Box Bank or Indenture Trustee (as appropriate) to turn over such amounts to the Seller or an affiliate of the Seller (or their designees) to whom such amounts are owed.

(49)   (i) The Servicer may, from time to time after the Closing Date, designate a new account as a Lock-Box Account or a Collection Account, and such account shall become a Lock-Box Account or Collection Account (and the bank at which such account is maintained shall become a Lock-Box Bank); provided that the Indenture Trustee shall have received not less than five Business Days' prior written notice of the account and/or the bank that are proposed to be added as a Lock-Box Bank and, not less than five Business Days prior to the effective date of any such proposed addition, the Indenture Trustee shall have received (A) counterparts of a Lock-Box Agreement with each new Lock-Box Bank, duly executed by such new Lock-Box Bank and all other parties thereto and (B) copies of all other agreements and documents signed by the new Lock-Box Bank or such other parties with respect to any new Lock-Box Account or Collection Account, as applicable.

(ii) Servicer may, from time to time after the Closing Date, terminate an account as a Lock-Box Account or a Collection Account or a bank as a Lock-Box Bank; provided that (A) no such termination shall occur unless the Indenture Trustee shall have received not less than five Business Days' prior written notice of the account and/or the bank that is proposed to be terminated as a Lock-Box Bank and, not less than five Business Days prior to the effective date of any such proposed termination, the Indenture Trustee shall have received counterparts of an agreement, duly executed by the applicable Lock-Box Bank and reasonably satisfactory in form and substance to the Indenture Trustee, pursuant to which such Lock-Box Bank agrees that, if it receives any funds or items that constitute Collections on or after the effective date of the termination of the applicable bank account or the effective date of its termination as a Lock-Box Bank (as the case may be), such Lock-Box Bank or former Lock-Box Bank (as applicable) shall cause such funds and items to be delivered in the form received to another Lock-Box Bank or transferred to another Lock-Box Account or Collection Account promptly after such Lock-Box Bank or former Lock-Box Bank (as applicable) discovers that it has received any such funds or items, and (B) notwithstanding clause (A), the Seller and the Servicer may at any time establish alternative collection procedures that do not require the use of Lock-Box Accounts upon satisfaction of the Rating Agency Condition.

IV.5   Equalization Account.

(50)   In addition to any other amounts permitted or required to be deposited into the Equalization Account pursuant to the Basic Documents, at the direction of the Certificateholders to the Servicer, Owner Trustee and Indenture Trustee, any amounts otherwise distributable to such Certificateholders pursuant to the terms of this Agreement, the Indenture (including any Series Supplement) and the Trust Agreement, shall be deposited into the Equalization Account.

(51)   The net proceeds from any increase in the principal balance of any Series of Notes shall be deposited into the Equalization Account in an amount equal to the excess of the Net Invested Amount over the Base Amount. The remainder of such funds may be distributed to the Certificateholders as provided in the Trust Agreement or, to the extent requested by the Certificateholders, the amount otherwise distributable to such Certificateholders shall be deposited into the Equalization Account.

(52)   Unless an Early Amortization Event shall have occurred, amounts on deposit in the Equalization Account may be used to repay the outstanding principal balance of any Series of Notes to the extent required or permitted by the terms of the related Series Supplement.

(53)   Any amount held in the Equalization Account in excess of the amount required so that the Base Amount is not less than the Net Invested Amount shall be paid to the Certificateholders as provided in the Trust Agreement or, to the extent requested by the Certificateholders, the amount otherwise payable to such Certificateholders shall be retained in the Equalization Account at the time and to the extent requested by the Certificateholders; provided, however, that amounts on deposit in the Equalization Account at any time during which any Series is in its early amortization period, accumulation period, amortization period or investment period shall be allocated and distributed in accordance with the Series Supplement.

IV.6   Net Deposits. The Servicer, the Seller, the Indenture Trustee and the Owner Trustee may make any remittances pursuant to this Article IV net of amounts to be distributed by the applicable recipient to such remitting party. Nonetheless, each such party shall account for all of the above described remittances and distributions as if the amounts were deposited and/or transferred separately.

IV.7   New Issuances. The Seller may from time to time after the Closing Date direct the Owner Trustee, on behalf of the Trust, to issue one or more Series of Notes pursuant to Section 2.1 of the Indenture, with such Principal Terms as shall be specified by the Seller. The obligation of the Trust to issue a new Series of Notes and to execute and deliver any related documents, including the related Series Supplement, is subject to satisfaction of the conditions set forth in Section 2.1 of the Indenture. Upon satisfaction of those conditions, the Owner Trustee, on behalf of the Trust, shall execute the Notes, the related Series Supplement and any other related documents and deliver the authenticated Notes to or upon the order of the Seller; provided, however, that the Seller shall make or cause to be made any deposit required to be made by it pursuant to the related Series Supplement; provided, further, that if, after giving effect to all the withdrawals, deposits and allocations to be made on such day, the Base Amount would be less than the Net Invested Amount, the net proceeds of the sale of such Notes shall be deposited into the Equalization Account in accordance with Section 4.5(b) of this Agreement; provided, further, that the remainder of such funds may distributed in accordance with Section 4.5(b) of this Agreement.

IV.8   Allocations Amongst the Groups.

(54)   Allocation of Collections. On each Business Day, the Servicer shall determine the amount of collected funds received in the Collection Account (other then (a) funds transferred to the Collection Account pursuant to any Series Supplement and (b) funds that are required to be returned to the Seller or an affiliate of the Seller (or their designees) pursuant to Section 4.4(b)) since the preceding Business Day and shall allocate to each outstanding Group a share of such funds in an amount equal to the product of the applicable Group Collection Allocation Percentage and the amount of such funds. The portion of such funds allocated to any Group shall be further allocated and otherwise dealt with in accordance with the terms of the related Series Supplement.

(55)   Allocation of Dilution, Warranty Set-Offs, Write-Offs, Recoveries, Investor Allocable Losses and Investor Dilution/Warranty Charge-Offs. In each Payment Statement relating to a Group that is in a Group Amortization Period, the Servicer shall calculate the amount of Dilution, Warranty Set-Offs, Write-Offs, Recoveries, Investor Allocable Losses and Investor Dilution/Warranty Charge-Offs as to which no settlement payment has been made pursuant to the Receivables Purchase Agreement, in each case during the related Settlement Period (or the portion of that Settlement Period falling in the Group Amortization Period), and shall allocate to such Group a portion of such amounts equal to the product of each such amount and the Loss Allocation Percentage for the related Group.

ARTICLE V

DISTRIBUTIONS AND REPORTS TO SECURITYHOLDERS

Distributions shall be made to, and reports shall be provided to, the Securityholders as set forth in the Indenture, the Trust Agreement and the applicable Series Supplement.

ARTICLE VI
OTHER MATTERS RELATING TO THE SERVICER

VI.1   Liability of the Servicer. The Servicer shall be liable under this Article VI only to the extent of the obligations specifically undertaken by the Servicer in its capacity as Servicer.

VI.2   Merger or Consolidation of, or Assumption of, the Obligations of the Servicer. The Servicer shall not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any Person, unless:

(56)   the corporation formed by such consolidation or into which the Servicer is merged or the Person which acquires by conveyance or transfer the properties and assets of the Servicer substantially as an entirety shall be a corporation organized and existing under the laws of the United States of America or any state or the District of Columbia and, if the Servicer is not the surviving entity, such corporation shall assume, without the execution or filing of any paper or any further act on the part of any of the parties hereto, the performance of every covenant and obligation of the Servicer hereunder;

(57)   if the Servicer is not the surviving entity, such corporation shall file such financing statements or amendments as may be necessary under Revised Article 9 to continue the perfection of the Seller's security interest in the Receivables and the proceeds thereof; and

(58)   the Servicer has delivered to the Owner Trustee and the Indenture Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger, conveyance or transfer will comply with this Section 6.2 and that all conditions precedent herein provided for relating to such transaction have been complied with.

The Servicer shall promptly notify the Rating Agencies of any such consolidation, merger, conveyance or transfer.

VI.3   Limitation on Liability of the Servicer and Others.

(59)   Except as provided in Section 6.4, neither the Servicer nor any of the directors or officers or employees or agents of the Servicer, shall be under any liability to the Trust, the Owner Trustee, the Indenture Trustee, the Securityholders or any other Person for any action taken or for refraining from the taking of any action in its capacity as Servicer pursuant to this Agreement; provided, however, that this provision shall not protect the Servicer or any such person against any liability which would otherwise be imposed by reason of wilful misfeasance, bad faith or negligence

in the performance of duties or by reason of reckless disregard of obligations and duties hereunder. The Servicer and any director or officer or employee or agent of the Servicer may rely in good faith on any document of any kind prima facie properly executed and submitted by any Person respecting any matters arising hereunder.

(60)   Except as provided in this Agreement, the Servicer shall not be under any obligation to appear in, prosecute or defend any legal action that is not incidental to its duties to service the Receivables in accordance with this Agreement and that in its opinion may involve it in any expense or liability; provided, however, that the Servicer may, in its sole discretion, undertake any reasonable action that it may deem necessary or desirable in respect of this Agreement and the rights and duties of the parties to this Agreement and the interests of the Noteholders and the Certificateholders under this Agreement, the interests of the Noteholders under the Indenture and the interests of the Certificateholders under the Trust Agreement.

VI.4   Servicer Indemnification of the Trust, the Indenture Trustee and the Owner Trustee.

(61)   The Servicer out of its own funds shall indemnify, defend and hold harmless the Trust, for the benefit of the Certificateholders, the Beneficiaries, the Owner Trustee and the Indenture Trustee, and their respective officers, directors, employees and agents, from and against any taxes that may at any time be asserted against any such Person with respect to the transactions contemplated in this Agreement, including, without limitation, any sales, gross receipts, general corporation, tangible personal property, privilege or license taxes (but not including any taxes asserted with respect to, or arising out of, (i) the sale of any Eligible Receivables to the Trust hereunder, (ii) the issuance and original sale of any Securities, (iii) ownership or sale of any Eligible Receivables or the Securities, (iv) distributions or the receipt of payment on the Securities or (v) any fees or other compensation payable to any such Person), and costs and expenses in defending against the same.

(62)   The Servicer out of its own funds shall indemnify and hold harmless the Trust, for the benefit of the Certificateholders, the Beneficiaries, the Owner Trustee and the Indenture Trustee, and their respective officers, directors, employees and agents, from and against any loss, liability, expense, damage or injury suffered or sustained by reason of any acts, omissions or alleged acts or omissions arising out of activities of the Servicer pursuant to this Agreement; provided, however, that the Servicer shall not indemnify if such acts, omissions or alleged acts or omissions constitute fraud, gross negligence, breach of fiduciary duty or wilful misconduct by the Owner Trustee or the Indenture Trustee; and provided further that the Servicer shall not indemnify for any liabilities, cost or expense of the Trust with respect to any action taken by the Owner Trustee or the Indenture Trustee at the request of the Certificateholders or any Beneficiaries to the extent the Owner Trustee or the Indenture Trustee is fully indemnified by such Certificateholders or Beneficiaries with respect to such action.

(63)   The Servicer out of its own funds shall indemnify, defend and hold harmless the Indenture Trustee and the Owner Trustee, and their respective officers, directors, employees and

agents, from and against any loss, liability, expense, damage or injury arising out of or incurred in connection with (x) in the case of the Indenture Trustee, the Indenture Trustee's performance of its duties under the Indenture, (y) in the case of the Owner Trustee, the Owner Trustee's performance of its duties under the Trust Agreement or (z) the acceptance, administration or performance by, or action or inaction of, the Indenture Trustee or the Owner Trustee, as applicable, of the Trust and duties contained in the Basic Documents, except in each case to the extent that such cost, expense, loss, claim, damage or liability: (A) is due to the wilful misfeasance, bad faith or negligence (except for errors in judgment) of the Person seeking to be indemnified, (B) to the extent otherwise payable to the Indenture Trustee, arises from the Indenture Trustee's breach of any of its representations or warranties in <u>Section 6.13</u> of the Indenture, (C) to the extent otherwise payable to the Owner Trustee, arises from the Owner Trustee's breach of any of its representations or warranties set forth in <u>Section 6.6</u> of the Trust Agreement or (D) shall arise out of or be incurred in connection with the performance by the Indenture Trustee of the duties of a Successor Servicer hereunder.

(64)   Indemnification under this <u>Section 6.4</u> shall include, without limitation, any judgment, award, settlement, reasonable attorneys' fees and expenses and other costs or expenses as incurred in connection with the defense of any actual or threatened action, proceeding or claim; provided, however, that if the Servicer has made any indemnity payments pursuant to this <u>Section 6.4</u> and the recipient thereafter collects any of such amounts from others, the recipient shall promptly repay such amounts collected to the Servicer, without interest.

(65)   Any indemnification under this <u>Section 6.4</u> shall survive the termination of this Agreement and the resignation and removal of the Owner Trustee or the Indenture Trustee.

VI.5   <u>Resignation of Servicer</u>. The Servicer shall not resign from the obligations and duties hereby imposed on it except (a) upon determination that (i) the performance of its duties hereunder is no longer permissible under applicable law and (ii) there is no reasonable action which the Servicer could take to make the performance of its duties hereunder permissible under applicable law or (b) upon satisfaction of the Rating Agency Condition. Any such determination permitting the resignation of the Servicer shall be evidenced as to <u>clause (a)</u> above by an Opinion of Counsel to such effect delivered to the Owner Trustee and the Indenture Trustee. No such resignation shall become effective until the Indenture Trustee or a Successor Servicer shall have assumed the responsibilities and obligations of the Servicer in accordance with <u>Section 7.2</u> hereof. If the Indenture Trustee is unable within 120 days of the date of such determination to appoint a Successor Servicer, the Indenture Trustee shall serve as Successor Servicer hereunder.

VI.6   <u>Access to the Documentation and Information Regarding the Receivables</u>. The Servicer shall provide to the Owner Trustee and the Indenture Trustee access to any and all documentation regarding the Receivables in such cases where the Owner Trustee and the Indenture Trustee are required in connection with the enforcement of the rights of the Securityholders, or by applicable statutes or regulations to review such documentation, such access being afforded without charge but only (a) upon reasonable request, (b) during normal business hours, (c) subject to the Servicer's normal security and confidentiality procedures and (d) at offices designated by the Servicer.

VI.7   Delegation of Duties.

(66)   Subject to Section 3.1, in the ordinary course of business, the Servicer may at any time delegate any duties hereunder to any Person who agrees to conduct such duties in accordance with this Agreement. The Servicer shall give prompt written notice of any such delegation of a material function to the Owner Trustee, the Indenture Trustee and Rating Agencies. Such delegation shall not relieve the Servicer of its liability and responsibility with respect to such duties, shall not constitute a resignation within the meaning of Section 6.5, and written notice shall have been delivered to each applicable Rating Agency with respect to such delegation prior to such delegation; provided, however, that the Servicer may delegate any duties hereunder to International without prior notice to any party.

(67)   If in any enforcement suit or legal proceeding it is held that the Servicer may not enforce a Receivable on the ground that it is not a real party in interest or a holder entitled to enforce such Receivable, the Trust shall, at the Servicer's expense, take such steps as the Servicer deems necessary to enforce the Receivable, including bringing suit in the Indenture Trustee's name, the names of the Noteholders or the name of the Issuer.

VI.8   Examination of Records. The Seller and the Servicer shall indicate generally in its computer files or other records that the Receivables have been conveyed to the Trust pursuant to this Agreement for the benefit of the Certificateholders and the Beneficiaries. The Seller and the Servicer shall, prior to the sale or transfer to a third party of any receivable held in its custody, examine its computer and other records to determine that such receivable is not a Receivable.

VI.9   Additional Expenses. The Servicer covenants and agrees to pay from time to time out of its own funds such reasonable costs, fees and expenses as may be incurred by third parties designated by the Seller in connection with the provision of services directly or indirectly to the Trust or otherwise in connection with the facilitation of an offering of the Notes of one or more classes issued hereunder.

ARTICLE VII
SERVICING DEFAULTS

VII.1   Servicing Defaults. The occurrence and continuance of any one of the following events with respect to the Servicer shall constitute a "Servicing Default":

(68)   any failure by the Servicer to make any payment, transfer or deposit or to give instructions or to give notice to the Owner Trustee or the Indenture Trustee to make such payment, transfer or deposit on or before the date occurring five Business Days after the date such payment, transfer or deposit or such instruction or notice is required to be made or given, as the case may be, under the terms of this Agreement;

(69)   failure on the part of the Servicer duly to observe or perform any other covenants or agreements of the Servicer set forth in this Agreement which has a material adverse effect on the Noteholders of any Series, which continues unremedied for a period of 30 days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Servicer by the Indenture Trustee or Owner Trustee; or the Servicer shall delegate its duties under this Agreement, except as permitted by Sections 3.1 and 6.7;

(70)   any representation, warranty or certification made by the Servicer in this Agreement or in any certificate delivered pursuant to this Agreement shall prove to have been incorrect when made, which has a material adverse effect on the rights of the Noteholders of any Series and which material adverse effect continues for a period of 60 days after the date on which written notice thereof, requiring the same to be remedied, shall have been given to the Servicer by the Indenture Trustee or Owner Trustee; or

(71)   the Servicer shall consent to the appointment of a conservator or receiver or liquidator or other similar official in any bankruptcy, insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to the Servicer or of or relating to all or substantially all of its property, or a decree or order of a court or agency or supervisory authority having jurisdiction in the premises for the appointment of a conservator or receiver or liquidator or other similar official in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Servicer and such decree or order shall have remained in force undischarged or unstayed, or the Servicer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable bankruptcy, insolvency or reorganization statute, make any assignment for the benefit of its creditors or voluntarily suspend payment of its obligations.

In the event any Servicing Default occurs of which a Responsible Officer of the Indenture Trustee has actual knowledge, so long as the Servicing Default shall not have been remedied, the Indenture Trustee, by notice then given in writing to the Servicer (a "Termination Notice") with a copy to the Owner Trustee, may terminate all but not less than all of the rights and obligations (other than its obligations that have accrued up to the time of such termination) of the Servicer as Servicer under this Agreement and in and to the Receivables and the proceeds thereof. After receipt by the Servicer of a Termination Notice, and on the date that a Successor Servicer shall have been appointed by the Indenture Trustee pursuant to Section 7.2, all authority and power of the Servicer under this Agreement shall pass to and be vested in a Successor Servicer (a "Servicing Transfer") and, without limitation, the Indenture Trustee is hereby authorized and empowered (upon the failure of the Servicer to cooperate) to execute and deliver, on behalf of the Servicer, as attorney-in-fact or otherwise, all documents and other instruments upon the failure of the Servicer to execute or deliver such documents or instruments, and to do and accomplish all other acts or things necessary or appropriate to effect the purposes of such Servicing Transfer. The Servicer agrees to cooperate with the Indenture Trustee and such Successor Servicer in effecting the termination of the responsibilities and rights of the Servicer to conduct servicing hereunder, including the transfer to such Successor Servicer of all authority of the Servicer to service the Receivables provided for under this Agreement, including all authority over all Collections which shall on the date of transfer be held by the Servicer for deposit, or which have been deposited by the Servicer, in the Collection Account, or which shall thereafter be received with respect to the Receivables, and in assisting the Successor Servicer. The Servicer shall promptly transfer its electronic records relating to the Receivables to the Successor Servicer in such electronic form as the Successor Servicer may reasonably request and shall promptly transfer to the Successor Servicer all other records, correspondence and documents necessary for the continued servicing of the Receivables in the manner and at such times as the Successor Servicer shall reasonably request. To the extent that compliance with this Section 7.1 shall require the Servicer to disclose to the Successor Servicer information of any kind which the Servicer reasonably deems to be confidential, the Successor Servicer shall be required to enter into such customary licensing and confidentiality agreements as the Servicer shall deem necessary to protect its interest.

Notwithstanding the foregoing, a delay in or failure of performance under Section 7.1(a) for a period of ten Business Days, or under Section 7.1(b) or (c) for a period of 60 Business Days, shall not constitute a Servicing Default if such delay or failure could not be prevented by the exercise of reasonable diligence by the Servicer and such delay or failure was caused by an act of God or the public enemy, acts of declared or undeclared war, a computer virus, public disorder, rebellion or sabotage, epidemics, landslides, lightning, fire, hurricanes, earthquakes, floods or similar causes. The preceding sentence shall not relieve the Servicer from using its best efforts to perform its respective obligations in a timely manner in accordance with the terms of this Agreement and the Servicer shall provide the Owner Trustee, Indenture Trustee, the Seller and the Noteholders with an Officers' Certificate giving prompt notice of such failure or delay by it, together with a description of its efforts so to perform its obligations. The Servicer shall immediately notify the Owner Trustee in writing of any Servicing Default.

VII.2 Indenture Trustee to Act; Appointment of Successor. On and after the receipt by the Servicer of a Termination Notice pursuant to Section 7.1, the Servicer shall continue to perform all servicing functions under this Agreement until the date specified in the Termination Notice or otherwise specified by the Indenture Trustee in writing or, if no such date is specified in such Termination Notice, or otherwise specified by the Indenture Trustee, until a date mutually agreed upon by the Servicer and the Indenture Trustee. The Indenture Trustee shall as promptly as possible after the giving of a Termination Notice appoint an Eligible Servicer as a successor Servicer (the "Successor Servicer") and such Successor Servicer shall accept its appointment by a written assumption in a form acceptable to the Indenture Trustee. In the event that a Successor Servicer has not been appointed or has not accepted its appointment at the time when the Servicer ceases to act as Servicer, the Indenture Trustee without further action shall automatically be appointed the Successor Servicer. The Indenture Trustee may delegate any of its servicing obligations to an affiliate or agent in accordance with Sections 3.1 and 6.7. Notwithstanding the above, the Indenture Trustee shall, if it is legally unable so to act, petition (at the expense of the Servicer) a court of competent jurisdiction to appoint an Eligible Servicer. The Indenture Trustee shall immediately give notice to the Owner Trustee, the Rating Agencies and the Noteholders upon the appointment of a Successor Servicer. Notwithstanding anything herein or in the Indenture to the contrary, in no event shall the Indenture Trustee be liable for any Servicing Fee or for any differential in the amount of the Servicing Fee paid hereunder and the amount necessary to induce any Successor Servicer to act as

Successor Servicer under this Agreement and the transactions contemplated hereby. In the event that the Indenture Trustee becomes the Successor Servicer, (i) copies of all sub-servicing agreements shall be provided to the Indenture Trustee and (ii) the Indenture Trustee shall have the right to terminate any sub-servicing agreements.

(72)   Upon its appointment, the Successor Servicer shall be the successor in all respects to the Servicer with respect to servicing functions under this Agreement and shall be subject to all the responsibilities, duties and liabilities relating thereto placed on the Servicer by the terms and provisions hereof (except that the Successor Servicer shall not be liable for any liabilities incurred by the predecessor Servicer), and all references in this Agreement to the Servicer shall be deemed to refer to the Successor Servicer.

(73)   In connection with any Termination Notice, the Indenture Trustee will review any bids which it obtains from Eligible Servicers and shall be permitted to appoint any Eligible Servicer submitting such a bid as a Successor Servicer for servicing compensation not in excess of the Servicing Fee; provided, however, that the Seller shall be responsible for payment of the Seller's portion of the Servicing Fee as determined pursuant to this Agreement. The Certificateholders agree that if Navistar Financial (or any Successor Servicer) is terminated as Servicer hereunder, the portion of Collections to be paid to the Seller shall be reduced by an amount sufficient to pay the Seller's share of the compensation of the Successor Servicer.

(74)   All authority and power granted to the Successor Servicer under this Agreement shall automatically cease and terminate upon termination of the Trust pursuant to Section 7.1 of the Trust Agreement, and shall pass to and be vested in the Seller and, without limitation, the Seller is hereby authorized and empowered to execute and deliver, on behalf of the Successor Servicer, as attorney-in-fact or otherwise, all documents and other instruments, and to do and accomplish all other acts or things necessary or appropriate to effect the purposes of such transfer of servicing rights. The Successor Servicer agrees to cooperate with the Seller in effecting the termination of the responsibilities and rights of the Successor Servicer to conduct servicing on the Receivables. The Successor Servicer shall transfer its electronic records relating to the Receivables to the Seller in such electronic form as the Seller may reasonably request and shall transfer all other records, correspondence and documents to the Seller in the manner and at such times as the Seller shall reasonably request in writing. To the extent that compliance with this Section 7.2 shall require the Successor Servicer to disclose to the Seller information of any kind which the Successor Servicer deems to be confidential, the Seller shall be required to enter into such customary licensing and confidentiality agreements as the Successor Servicer shall deem necessary to protect its interests.

VII.3   Notification to Securityholders. Upon any termination of, or appointment of a successor to, the Servicer pursuant to this Article VII, the Indenture Trustee shall give prompt written notice thereof to the Noteholders and the Rating Agencies and the Owner Trustee shall give prompt written notice thereof to the Certificateholders.

VII.4 Waiver of Past Defaults. Noteholders whose Notes evidence not less than a majority of the Outstanding Amount of the Notes as of the close of the preceding Payment Date (or, if all of the Notes have been paid in full and the Indenture has been discharged in accordance with its terms, the Certificateholders) voting as a single class, may, on behalf of all Securityholders, waive any default by the Servicer in the performance of its obligations hereunder and under the Receivables Purchase Agreement and its consequences, except a Servicing Default under Section 7.1(a) of this Agreement. Upon any such waiver of a past default, such default shall cease to exist, and any Servicing Default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement and the Receivables Purchase Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

ARTICLE VIII
MISCELLANEOUS PROVISIONS

VIII.1 Amendment.

(75) Each of the Basic Documents may be amended by the parties thereto without the consent of the Securityholders:

(1) to cure any ambiguity,

(2) to correct or supplement any provision therein that may be defective or inconsistent with any other provision therein,

(3) to add or supplement any credit, liquidity or other enhancement arrangement for the benefit of any Noteholders (provided that if any such addition affects any series of Noteholders differently than any other series of Noteholders, then such addition will not, as evidenced by an opinion of counsel, adversely affect in any material respect the interests of any series of Noteholders),

(4) to add to the covenants, restrictions or obligations of the Servicer, the Seller, the Trust, the Owner Trustee or the Indenture Trustee for the benefit of Noteholders,

(5) to add, change or eliminate any other provision of such agreement in any manner that will not, as evidenced by an officer's certificate, adversely affect in any material respect the interests of the Noteholders,

(6) to modify the definitions of "Base Amount," "Warranty Ratio" or any of their constituent terms in connection with the adoption by International and Ford of any warranty arrangement, agreement or practice which is inconsistent with the methodology used to calculate the Warranty Ratio; provided, that the Rating Agency Condition has been satisfied with respect to such amendment; or

(7)   to modify the definitions of "Base Amount," "Warehouse Reserve" or any of their constituent terms in connection with the adoption by International and Ford of any warehouse arrangement, agreement or practice which is inconsistent with the methodology used to calculate the Warehouse Reserve; provided, that the Rating Agency Condition has been satisfied with respect to such amendment.

(76)   Each of the Basic Documents may also be amended by the parties thereto with either (1) the consent of the holders of at least a majority of the principal balance of each Series of Notes adversely affected in any material respect thereby and notice to each Rating Agency of such amendment or (2) confirmation from each Rating Agency that such amendment will not result in the reduction or withdrawal of any ratings of the Notes for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of such agreement or of modifying in any manner the rights of such Noteholders, except that no such amendment may:

(1)   reduce in any manner the amount of, or accelerate or delay the timing of, distributions or payments that are required to be made on any Note without the consent of the holder thereof,

(2)   change the definition of or the manner of calculating the interest of any Note without the consent of the holder thereof,

(3)   adversely affect the rating of any Series or class of Notes by any Rating Agency without the consent of two-thirds of the principal balance of the outstanding Notes of such series, or

(4)   reduce the aforesaid percentage required to consent to any such amendment without the consent of such aforesaid percentage of Noteholders.

(77)   In executing any amendment permitted by this Article VIII, the Owner Trustee shall be entitled to receive an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Agreement and that all conditions precedent to the execution and delivery of such amendment have been satisfied. The Owner Trustee may, but shall not be obligated to, enter into any such amendment that affects the Owner Trustee's own rights, duties, liabilities or immunities under this Agreement or otherwise.

VIII.2 No Petition Covenant. The Servicer, Navistar Financial (if it is no longer the Servicer) and the Trust, by entering into this Agreement, each Noteholder, by accepting a Note, each Certificateholder, any Successor Servicer and the Indenture Trustee, by accepting the benefits of this Agreement, hereby covenant and agree that they will not at any time institute against TERFCO any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States federal or state bankruptcy or similar law. The covenants set forth in this section shall survive the termination of this Agreement.

VIII.3 <u>GOVERNING LAW</u>. EXCEPT AS OTHERWISE PROVIDED IN SECTION 4.3(d)(v), THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS, EXCEPT THAT THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE INDENTURE TRUSTEE HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS.

VIII.4 <u>Notices</u>. All demands, notices and communications upon or to the Servicer, the Seller, the Administrator, the Indenture Trustee, the Trust or the Rating Agencies or any Certificateholder or Noteholder under this Agreement shall be delivered as specified in <u>Appendix B</u> to this Agreement.

VIII.5 <u>Severability of Provisions</u>. If any one or more of the covenants, agreements, provisions or terms of this Agreement shall for any reason whatsoever be held invalid, then such covenants, agreements, provisions or terms shall be deemed enforceable to the fullest extent permitted, and if not so permitted, shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement or of the Notes or rights of the Noteholders.

VIII.6 <u>Assignment</u>. Notwithstanding anything to the contrary contained herein, except as provided in <u>Section 6.2</u>, this Agreement may not be assigned by the Servicer.

VIII.7 <u>Further Assurances</u>. The Seller and the Servicer agree to do and perform, from time to time, any and all acts and to execute any and all further instruments required or reasonably requested by the Trust more fully to effect the purposes of this Agreement, including the execution of any financing statements or continuation statements relating to the Receivables for filing under the provisions of the UCC of any applicable jurisdiction.

VIII.8 <u>No Waiver; Cumulative Remedies</u>. No failure to exercise and no delay in exercising, on the part of the Trust or the Noteholders, any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges provided under this Agreement are cumulative and not exhaustive of any rights, remedies, powers and privileges provided by law.

VIII.9 <u>Counterparts</u>. This Agreement may be executed in two or more counterparts (and by different parties on separate counterparts), each of which shall be an original, but all of which together shall constitute one and the same instrument.

VIII.10 <u>Third-Party Beneficiaries</u>. This Agreement will inure to the benefit of and be binding upon the parties hereto, the Indenture Trustee, the Securityholders and their respective successors and permitted assigns. Except as otherwise expressly provided in this Agreement, no other Person will have any right or obligation hereunder.

VIII.11<u>Action by Owner Trustee</u>. Upon any application or request by the Seller or Servicer to the Owner Trustee to take any action under any provision under this Agreement, the Seller or Servicer, as the case may be, shall furnish to the Owner Trustee an Officers' Certificate stating that all conditions precedent, if any, provided for in this Agreement relating to the proposed action have been complied with. The Owner Trustee shall be entitled to conclusively rely on the Officers' Certificate as authority for any action undertaken in connection therewith.

VIII.12<u>Merger and Integration</u>. Except as specifically stated otherwise herein, this Agreement sets forth the entire understanding of the parties relating to the subject matter hereof, and all prior understandings, written or oral, are superseded by this Agreement. This Agreement may not be modified, amended, waived, or supplemented except as provided herein.

VIII.13<u>Headings</u>. The headings herein are for purposes of reference only and shall not otherwise affect the meaning or interpretation or any provision hereof.

VIII.14<u>Exchange of Seller Certificates</u>. The Owner Trustee shall not permit the exchange of the Certificates unless, in addition to the conditions contained in the Trust Agreement, the Rating Agency Condition shall have been satisfied with respect to such exchange.

VIII.15<u>Limitation on Liability of the Owner Trustee</u>. Notwithstanding anything contained herein to the contrary, this Agreement has been executed by Chase Manhattan Bank USA, National Association not in its individual capacity but solely in its capacity as Owner Trustee of the Trust under the Trust Agreement and in no event shall Chase Manhattan Bank USA, National Association in its individual capacity or, except as expressly provided in the Trust Agreement, as Owner Trustee of the Trust have any liability for the representations, warranties, covenants, agreements or other obligations of the Trust hereunder or in any of the certificates, notices or agreements delivered pursuant hereto, as to all of which recourse shall be solely to the Trust Assets. For all purposes of this Agreement, in the performance of its duties or obligations hereunder or in the performance of any duties or obligations of the Trust hereunder, the Owner Trustee shall be subject to, and entitled to the benefits of, the terms and provisions of <u>Article VI</u> of the Trust Agreement.

*   *   *   *

IN WITNESS WHEREOF, the undersigned have caused this Trust Sale and Servicing Agreement to be duly executed and delivered by their respective officers as of the day and year first above written.

NAVISTAR FINANCIAL CORPORATION,
Servicer

By:
    Name:
    Title:

TRUCK ENGINE RECEIVABLES FINANCING CO.,
Seller

By:
    Name:
    Title:

TRUCK ENGINE RECEIVABLES MASTER TRUST

By: Chase Manhattan Bank USA, National Association, not in its individual capacity, but solely as Owner Trustee on behalf of the Trust

By:
    Name: _____
    Title:_____

Acknowledged and Accepted:

THE BANK OF NEW YORK,
not its individual capacity, but
solely as Indenture Trustee

By:
    Name:_____
    Title:_____

APPENDIX A

PART I - DEFINITIONS

Whenever used in this Agreement, the following words and phrases shall have the following meanings:

"Accumulation Period" shall mean, with respect to any Series of Notes, the period specified in the related Series Supplement, if any.

"Act " shall mean an Act as specified in Section 11.3(a) of the Indenture.

"Administration Agreement" shall mean that certain Administration Agreement, dated as of the Closing Date, among Navistar Financial, as Administrator, the Issuer and the Indenture Trustee, as amended and supplemented from time to time.

"Administrator" shall mean Navistar Financial or any successor Administrator under the Administration Agreement.

"Advance Date" shall have the meaning specified in the related Series Supplement.

"Affiliate" shall mean, with respect to any specified Person, any other Person controlling or controlled by or under common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Agency Office" shall mean the office of the Issuer maintained pursuant to Section 3.2 of the Indenture.

"Aggregate Retained Balances" shall mean, on any day, the aggregate of the balances retained in the related Lock-Box Accounts on account of checks or other items in the process of collection that have been credited to a Lock-Box Account but for which funds have not been made available by the Lock-Box Bank (and as to which no notice of non-sufficient funds or other similar situation has been received).

"Amortization Period" shall mean, with respect to any Series of Notes, the period specified in the related Series Supplement, if any.

"Authorized Officer" shall mean with respect to the Issuer, any officer of the Owner Trustee who is authorized to act for the Owner Trustee in matters relating to the Issuer and who is identified on the list of Authorized Officers delivered by the Owner Trustee to the Indenture Trustee on the Closing Date (as such list may be modified or supplemented from time to time thereafter) and, so long as the Administration Agreement is in effect, any Vice President or more senior officer of the Administrator who is authorized to act for the Administrator in matters relating to the Issuer and to be acted upon by the Administrator pursuant to the Administration Agreement and who is identified on the list of Authorized Officers delivered by the Administrator to the Indenture Trustee on the Closing Date (as such list may be modified or supplemented from time to time thereafter). With respect to any other Person, any Vice President or more senior officer of such Person who is authorized to act for such Person with respect to such matters.

"Available Subordinated Amount" shall mean, with respect to any Series at any time of determination, an amount equal to the available subordinated amount specified in the related Series Supplement at such time.

"Base Amount" shall mean, with respect to any Group at any time of determination, the amount calculated as specified in the applicable Series Supplement.

"Base Rate" shall mean, for any day, the prime rate announced from time to time by Chase Manhattan Bank USA, National Association (or any successor lending institution).

"Basic Documents" shall mean the Certificate of Trust, the Trust Agreement, the Receivables Purchase Agreement, the Trust Sale and Servicing Agreement, the Administration Agreement, the Indenture (including all Series Supplements) and the other documents and certificates delivered in connection therewith from time to time.

"Beneficiary" shall mean any of the Holders of the Notes.

"Benefit Plan" shall mean any one of (a) an employee benefit plan (as described in Section 3(3) of ERISA) that is subject to the provisions of Title I of ERISA, (b) a plan described in Section 4975(e)(1) of the Code or (c) any entity whose underlying assets include plan assets by reason of a plan's investment in such entity.

"Book-Entry Note" shall mean Notes in which ownership and transfers shall be made through book entries by a Clearing Agency as described in Section 2.10 of the Indenture.

"Business Day" shall mean any day other than a Saturday, Sunday or any other day on which banks in New York, New York or Chicago, Illinois may, or are required to, remain closed.

"Business Trust Statute" shall mean Chapter 38 of Title 12 of the Delaware Code, 12 Del. Code § 3801 et seq., as the same may be amended from time to time.

"Carrying Cost Account" shall have the meaning ascribed such term in applicable Series Supplement.

"Certificate" shall mean a Certificate executed by the Owner Trustee and authenticated by the Owner Trustee, in substantially the form set forth in Exhibit A to the Trust Agreement, evidencing the Seller's ownership interest in the Trust.

"Certificate Distribution Account" shall mean the account designated as such, established and maintained pursuant to Section 5.1(a) of the Trust Agreement.

"Certificate of Trust" shall mean the certificate of trust of the Issuer, substantially in the form of Exhibit B to the Trust Agreement, to be filed for the Trust pursuant to Section 3810(a) of the Business Trust Statute.

"Certificate Register" shall mean the register of Certificates specified in Section 3.5(a) of the Trust Agreement.

"Certificate Registrar" shall mean the registrar at any time of the Certificate Register, appointed pursuant to Section 3.5(a) of the Trust Agreement.

"Certificated Security" shall mean, as of any date, the meaning given to such term under the applicable UCC in effect on such date.

"Certificateholder" shall mean the Person in whose name a Certificate is registered on the Certificate Register.

"Clearing Agency" shall mean an organization registered as a "clearing agency" pursuant to Section 17A of the Exchange Act. The Clearing Agency for the Notes and the Certificates shall be The Depository Trust Company.

"Clearing Agency Participant" shall mean a securities broker, dealer, bank, trust company, clearing corporation or other financial institution or other Person for whom from time to time a Clearing Agency effects book entry transfers and pledges of securities deposited with the Clearing Agency.

"Clearstream" means Clearstream Banking, societe anonyme.

"Closing Date" shall mean, with respect to any Series, the Closing Date specified in the related Series Supplement.

"Code" shall mean the Internal Revenue Code of 1986 as amended, and the Treasury Regulations promulgated thereunder.

"Collateral" shall mean the collateral specified in the "granting clause" of the Indenture.

"Collection Account" shall have the meaning set forth in Section 4.2(a) of the Trust Sale and Servicing Agreement.

"Collection Period" shall mean any fiscal month of Navistar Financial.

"Collections" shall mean (i) all amounts received as payments in respect of the Receivables and (ii) all Transfer Deposit Amounts deposited in the Collection Account.

"Corporate Trust Office" shall mean with respect to the Indenture Trustee or the Owner Trustee, the principal office at which at any particular time the corporate trust business of the Indenture Trustee or Owner Trustee, respectively, shall be administered, which offices at the Closing Date are located:

> in the case of the Indenture Trustee, at:
> The Bank of New York
> 101 Barclay Street, Floor 12 East
> New York, New York 10286
> Attention: Corporate Trust Administration - ABS Unit
> Facsimile No.: (212) 815-5544
>
> and in the case of the Owner Trustee, at:
> Chase Manhattan Bank USA, National Association
> 1201 North Market Street
> 8th Floor
> Wilmington, Delaware 19801
> Attention: John Cashin
> Facsimile No.: (302) 984-4903
>
> provided that, when the definition of "Corporate Trust Office" is used in connection with providing notice to the Owner Trustee, a copy of such notice shall also be sent to the Administrator at:
> Navistar Financial Corporation, as Administrator
> 2850 West Golf Road
> Rolling Meadows, Illinois 60008
> Attention: General Counsel
>   Vice President and Treasurer
> Facsimile No.: (847) 734-4090

"Daily Activity Report" shall have the meaning set forth in Section 3.4(a) of the Trust Sale and Servicing Agreement.

"Days Sales Outstanding" shall mean, for any Monthly Period, an amount equal to the product of (i) a fraction, the numerator of which is the sum of the Unpaid Balance of all Receivables at the end of each of the three immediately preceding Monthly Periods, and the denominator of which is the aggregate amount of Receivables acquired by the Seller during the three immediately preceding Monthly Periods and (ii) 30.

"Definitive Notes" shall mean the Notes issued pursuant to the Indenture in definitive form either upon original issuance or upon termination of book-entry registration with respect to such Notes pursuant to Section 2.12 of the Indenture.

"Delivery" shall mean, with respect to Trust Account Property or Group Account Property:

(i)   (a)   with respect to Physical Property or any Certificated Security, transfer thereof to the Indenture Trustee or its nominee or custodian by physical delivery to the Indenture Trustee or its nominee or custodian endorsed to, or registered in the name of, the Indenture Trustee or its nominee or custodian or endorsed in blank; and

(b)   with respect to a security certificate (as such term is defined in Revised Article 8 of the UCC) or any other Trust Account Property or Group Account Property that constitutes Physical Property and that is not a security entitlement (as such term is defined in Revised Article 8 of the UCC) transfer of such security certificate or other Trust Account Property or Group Account Property to the Indenture Trustee or its nominee or custodian by physical delivery to the Indenture Trustee or its nominee or custodian endorsed to, or registered in the name of, the Indenture Trustee or its nominee or custodian or endorsed in blank; and

(ii)   with respect to any Uncertificated Security that is not a Federal Book-Entry Security:

(a)   if the issuer of such Uncertificated Security is organized under the laws of a jurisdiction that has not adopted Revised Article 8, registration on the books and records of the issuer thereof in the name of the financial intermediary, the sending of a confirmation by the financial intermediary of the transfer to the Indenture Trustee or its nominee or custodian of such Uncertificated Security and the making by such financial intermediary of entries on its books and records identifying such Uncertificated Securities as belonging to the Indenture Trustee or its nominee or custodian; and

(b)   if the issuer of such Uncertificated Security is organized under the laws of a jurisdiction that has adopted Revised Article 8, (x) the issuer registers the Indenture Trustee as the registered owner or (y) the Indenture Trustee otherwise satisfies the requirements for obtaining "control" under Section 8-106(c) of Revised Article 8.

"Depository" shall mean The Depository Trust Company, as initial Depository, the nominee of which is Cede & Co., or any other organization registered as a "clearing agency" pursuant to Section 17A of the Exchange Act. The Depository shall at all times be a "clearing corporation" as defined in Section 8-102(3) of the Uniform Commercial Code of the State of New York.

"Depository Agreement" shall mean, with respect to any Series or class, the agreement among the Seller, the Indenture Trustee and the initial Depository, dated as of the related Closing Date.

"Depository Participant" shall mean a broker, dealer, bank or other financial institution or other Person for whom from time to time a Depository effects book-entry transfers and pledges of securities deposited with the Depository.

"Designated Balance" shall have the meaning specified in Section 2.6(b)(ii) of the Receivables Purchase Agreement.

"Determination Date" shall mean, with respect to any Payment Date, the day that is two Business Days prior to such date.

"Dilution" shall mean a non-cash reduction in the principal balance of a Receivable on account of discounts, incorrect billings, credits, rebates, allowances, chargebacks, set-offs, returned or repossessed goods or allowances for early payments or any other reduction in the balance of a Receivable for any reason unrelated to the inability of Ford to pay the Receivable. Dilution does not include Warranty Set-Offs.

"Disqualified Receivables" shall have the meaning set forth in Section 2.4(c) of the Trust Sale and Servicing Agreement.

"Early Amortization Event" shall have the meaning specified in Section 5.17 of the Indenture and, with respect to any Series or class, shall also mean any Early Amortization Event specified in the related Series Supplement.

"Early Amortization Period" shall mean, with respect to any Series, the period beginning at the close of business on the Business Day on which an Early Amortization Event is deemed to have occurred, and in each case ending upon the earlier to occur of (a) the payment in full of the outstanding principal balance of the Notes of that Series, (b) the Stated Final Maturity Date with respect to such Series, (c) the Redemption Date for such Series and (d) the recommencement of the Revolving Period for that Series.

"Eligible Deposit Account" shall mean either (a) a segregated account with an Eligible Institution or (b) a segregated trust account with the corporate trust department of a depository institution organized under the laws of the United States of America or any one of the states thereof, including the District of Columbia (or any domestic branch of a foreign bank), having corporate trust powers and acting as trustee for funds deposited in such account, so long as any of the securities of such depository institution or trust company shall have a credit rating from each Rating Agency in one of its generic rating categories which signifies investment grade.

"Eligible Institution" shall mean (a) the corporate trust department of the Indenture Trustee or the Chase Manhattan Bank or (b) a depository institution or trust company organized under the laws of the United States of America or any one of the states thereof, or the District of Columbia (or any domestic branch of a foreign bank), which at all times (i) has either (A) a long-term unsecured debt rating of Aa2 or better by Moody's, AA or better by Standard & Poor's and, if rated by Fitch, AA or better by Fitch or such other rating that is acceptable to each Rating Agency, as evidenced by a letter from such Rating Agency to the Indenture Trustee or (B) a certificate of deposit rating of P-1 by Moody's, A-1 by Standard & Poor's and, if rated by Fitch, F-1 by Fitch or such other rating that is acceptable to each Rating Agency, as evidenced by a letter from such Rating Agency to the Indenture Trustee and (ii) whose deposits are insured by the FDIC.

"Eligible Investments" shall mean:

(a) book-entry securities, negotiable instruments or securities represented by instruments in bearer or registered form having (except in the case of clause (4) below) remaining maturities occurring not later than the next succeeding Payment Date, except as otherwise described herein or the related supplement, that evidence:

(1) direct obligations of, and obligations fully guaranteed as to timely payment by, the United States of America;

(2) demand deposits, time deposits or certificates of deposit of, or bankers' acceptances issued by, any depository institution or trust company incorporated under the laws of the United States of America or any state thereof (or any domestic branch of a foreign bank) and subject to supervision and examination by federal or state banking or depository institution authorities; provided, however, that at the time of the Trust's investment or contractual commitment to invest therein, the commercial paper or other short-term unsecured debt obligations (other than such obligations the rating of which is based on the credit of a person or entity other than such depository institution or trust company) of such depository institution or trust company shall have a credit rating not lower than the highest investment category for short term unsecured debt obligations granted by the applicable Rating Agency from each Rating Agency then rating the Rated Securities;

(3) commercial paper having, at the time of the Trust's investment or contractual commitment to invest therein, a rating not lower than the highest investment category for short term unsecured debt obligations granted by the applicable Rating Agency from each Rating Agency then rating the Rated Securities;

(4) investments in money market funds or common trust funds having a rating not lower than the highest investment category for short term unsecured debt obligations granted by the applicable Rating Agency from each Rating Agency then rating the Rated Securities or otherwise approved in writing by each of such Rating Agencies (including funds for which the Owner Trustee or any of its respective affiliates is investment manager or advisor, so long as such fund shall have such rating);

(5) repurchase obligations (x) with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or any agency or instrumentality thereof the obligations of which are backed by the full faith and

credit of the United States of America, in either case, entered into with a depository institution or trust company (acting as principal) described in clause (ii) or (y) the counterparty for which has a rating not lower than the highest investment category for short term unsecured debt obligations granted by the applicable Rating Agency from each Rating Agency then rating the Rated Securities, the collateral for which is held by a custodial bank for the benefit of the Trust or the Indenture Trustee, is marked to market daily and is maintained in an amount that exceeds the amounts of such repurchase obligation, and which required liquidation of the collateral immediately upon the amount of such collateral being less than the amount of such repurchase obligation (unless the counterparty immediately satisfies the repurchase obligation upon being notified of such shortfall); or

(6) commercial paper master notes where the issuer has, at the time of the Trust's investment or contractual commitment to invest therein, a rating not lower than the highest investment category for short term unsecured debt obligations granted by the applicable Rating Agency from each Rating Agency then rating the Rated Securities; and

(b) any other investment consisting of a financial asset that by its terms converts to cash within a finite period of time, provided that the Rating Agency Condition is satisfied.

Notwithstanding anything to the contrary contained in the foregoing definition, no Eligible Investment may be purchased at a premium.

"Eligible Receivable" shall mean each Receivable:

(a) which was originated by International and acquired by Navistar Financial in the ordinary course of business;

(b) which is owned by International at the time of sale by International to Navistar Financial and is owned by Navistar Financial at the time of sale by Navistar Financial to the Seller;

(c) which was created in compliance in all respects with all requirements of law applicable thereto and pursuant to a Supply Contract which complies in all respects with all requirements of law applicable to any party thereto;

(d) with respect to which all material consents and governmental authorizations required to be obtained by International, Navistar Financial or the Seller in connection with the creation of the Receivable or the transfer thereof to the Trust, or the performance by International of the Supply Contract pursuant to which the Receivable was created, have been duly obtained;

(e) as to which at all times following the transfer of the Receivable to the Trust, the Trust will have good and marketable title thereto free and clear of all liens arising prior to the transfer or arising at any time, other than liens permitted pursuant to the Trust Sale and Servicing Agreement;

(f)   which has been the subject of a valid transfer and assignment from the Seller to the Trust of all the Seller's right, title and interest therein (including any proceeds thereof);

(g)   which will at all times be the legal, valid, binding and assignable payment obligation of Ford, enforceable against Ford in accordance with its terms, except as enforceability may be limited by applicable bankruptcy or other similar laws;

(h)   which at the time of transfer to the Trust is not subject to any right of rescission, setoff, counterclaim or any other defense (including defenses arising out of violations of usury laws) which has been asserted by Ford,

(i)   as to which, at the time of transfer of the Receivable to the Trust, International, Navistar Financial and the Seller have satisfied all their respective obligations relating to that Receivable required to be satisfied at that time;

(j)   as to which, at the time of transfer of the Receivable to the Trust, neither International, Navistar Financial nor the Seller has taken or failed to take any action which would impair the rights of the Trust, the Certificateholder or the Noteholders therein;

(k)   which constitutes an "account" or a "general intangible" as defined in Article 9 of the UCC as then in effect in the State of Illinois;

(l)   which was transferred to the Trust with all applicable governmental authorizations;

(m)   which is payable in U.S. dollars in the United States;

(n)   which is not 90 days or more past due; and

(o)   which, if such Receivable is subject to a warranty arrangement, is subject to a warranty arrangement specified in the applicable Series Supplement or any other warranty arrangement that has been approved by each Rating Agency as specified in the applicable Series Supplement.

"Eligible Servicer" shall mean Navistar Financial or an entity which, at the time of its appointment as Servicer, (a) is legally qualified and has the capacity to service the Receivables, (b) in the sole determination of the Indenture Trustee, which determination shall be conclusive and binding, has demonstrated the ability to professionally and competently service a portfolio of similar accounts in accordance with high standards of skill and care and (c) is qualified to use the software that is then currently being used to service the Receivables or obtains the right to use or has its own software which is adequate to perform its duties under this Agreement.

"Engine Accounts Sale Agreement" shall mean the agreement by and between International and Navistar Financial governing the terms and conditions upon which Navistar Financial is acquiring the Receivables from International, as the same may from time to time be amended, modified or otherwise supplemented.

"Equalization Account" shall have the meaning ascribed such term in the applicable Series Supplement.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"Euroclear" means the Euroclear System.

"Event of Default" shall mean an event described in Section 5.1 of the Indenture.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Excluded Series" shall mean any Series of Notes so designated in the applicable Series Supplement, if any.

"Executive Officer" shall mean, with respect to any corporation, the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President, Executive Vice President, any Vice President, the Secretary, the Treasurer, Assistant Secretary or Assistant Treasurer of such corporation; and with respect to any partnership, any general partner thereof.

"FDIC" shall mean the Federal Deposit Insurance Corporation or any successor entity thereto.

"Federal Book-Entry Security" shall mean an obligation issued by the U.S. Treasury, the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association, or any other direct obligation of, or obligation fully guaranteed as to timely payment of principal and interest by, the United States of America, that is a book-entry security held through the Federal Reserve System pursuant to Federal Book-entry regulations.

"Fitch" shall mean Fitch, Inc. or its successor.

"Ford" shall mean Ford Motor Company, or any successor by merger or any company acquiring all or substantially all of the assets of Ford Motor Company.

"Governmental Authority" shall mean the United States of America, or any other jurisdiction applicable to International, Navistar Financial, the Seller or other Originator of the Receivables as specified in the related Series Supplement, any state, possession, territory or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Group Account Property" shall mean the Group Accounts, all amounts and investments held from time to time in any Group Account (whether in the form of deposit accounts, physical property, book-entry securities, uncertificated securities or otherwise) and all proceeds of the foregoing.

"Group Accounts" shall mean, collectively, those accounts so designated in a Series Supplement.

"Group Amortization Period" shall mean the period, if any, during which all Series in all Groups are in an Early Amortization Period.

"Group Collections" shall mean, with respect to a Business Day, an amount equal to the sum of (i) the product of (a) the Group Collection Allocation Percentage and (b) Collections received in the Collection Account on that Business Day and (ii) if any Series Amortization Period or Group Amortization Period has commenced and is continuing, the product of (a) the Group Collection Allocation Percentage and (b) all amounts then on deposit in the Equalization Account.

"Group I Amortization Period" shall mean the period, if any, during which all Series in Group I are in an Early Amortization Period.

"Group I Final Allocation Date" shall mean the first day falling in a Group I Amortization Period on which there are funds on deposit in the Carrying Cost Account, the Negative Carry Account and the Principal Funding Accounts that, in the aggregate, equal or exceed the Investor Repayment Amount and any Servicing Fee payable on the first Payment Date falling after that date.

"Group I" means a group of Series of Notes designated as belonging to Group I in the Series Supplement applicable to such Series of Notes.

"Group Invested Amount" shall mean, with respect to a Group on any date, the amount specified in the related Series Supplement. The Group Invested Amount for any Group may be increased or decreased from time to time as specified in the related Series Supplement.

"Groups" shall mean any groups of Series of Notes including Group I.

"Holder" shall mean the Person in whose name a Note or Certificate is registered on the Note Register or the Certificate Register, as applicable.

"Indenture" shall mean the Indenture between the Trust and the Indenture Trustee, dated as of the date hereof, as the same may from time to time be amended, modified or otherwise supplemented.

"Indenture Trustee" shall mean The Bank of New York, a New York banking corporation, not in its individual capacity but solely as trustee under the Indenture, or any successor trustee under the Indenture.

"Independent" shall mean, when used with respect to any specified Person, that the Person (a) is in fact independent of the Issuer, any other obligor upon the Notes, the Seller and any Affiliate of any of the foregoing Persons, (b) does not have any direct financial interest or any material indirect financial interest in the Issuer, any such other obligor, the Seller or any Affiliate of any of the foregoing Persons and (c) is not connected with the Issuer, any such other obligor, the Seller or any Affiliate of any of the foregoing Persons as an officer, employee, promoter, underwriter, trustee, partner, director or person performing similar functions.

"Independent Certificate" shall mean a certificate or opinion to be delivered to the Indenture Trustee under the circumstances described in, and otherwise complying with, the applicable requirements of Section 11.1 of the Indenture, made by an Independent appraiser or other expert appointed by an Issuer Order and approved by the Indenture Trustee in the exercise of reasonable care, and such opinion or certificate shall state that the signer has read the definition of "Independent" and that the signer is Independent within the meaning thereof.

"Ineligible Receivable" shall mean any Receivable that at the time of determination is not an Eligible Receivable.

"Insolvency Event" shall mean any event specified in Section 5.17(a) or (b) of the Indenture.

"Insolvency Laws" shall mean the Bankruptcy Code and any other applicable federal or state bankruptcy, insolvency or other similar law.

"Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended.

"International" shall mean International Truck and Engine Corporation, a Delaware corporation, and its successors in interest to the extent permitted in the Basic Documents.

"Investment Company Act" shall mean the Investment Company Act of 1940, as amended.

"Investment Event" shall mean, with respect to any Series of Notes, any event, if any, so defined in the Indenture and the related Series Supplement.

"Investor Allocable Losses" shall mean, for any Collection Period, with respect to any Series of Notes the amounts specified in the related Series Supplement, if any.

"Investor Dilution/Warranty Charge-Offs" shall mean, for any Collection Period, with respect to any Series of Notes the amounts specified in the related Series Supplement, if any.

"Investor Repayment Amount" shall have the meaning ascribed such term in the applicable Series Supplement.

"Involuntary Case" shall have the meaning specified in Article VI of the Receivables Purchase Agreement.

"Issuer" shall mean, initially, the Trust (and the Trust shall be named as such in the Indenture) until a successor replaces it and, thereafter, the successor and, for purposes of any provision contained herein and required by the TIA, each other obligor on the Notes.

"Issuer Order" or "Issuer Request" shall mean a written order or request signed in the name of the Issuer by any one of its Authorized Officers and delivered to the Indenture Trustee.

"Lien" shall mean any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever, including any conditional sale or other title retention agreement and any financing lease having substantially the same economic effect as any of the foregoing.

"Lock-Box Account" shall mean a segregated lock-box account maintained by the Servicer with the Lock-Box Bank into which the Servicer will direct Ford to make payments on the Receivables.

"Lock-Box Bank" shall mean Bank One, National Association, a national banking association, or any successor.

"Monthly Period" shall mean a calendar month.

"Monthly Servicing Fee" shall mean, with respect to any Series, the amount specified therefor in the related Series Supplement.

"Moody's" shall mean Moody's Investors Service, Inc., or its successor.

"Navistar Financial" shall mean Navistar Financial Corporation, a Delaware corporation, and its successors in interest.

"Negative Carry Account" shall have the meaning ascribed such term in the applicable Series Supplement.

"Net Invested Amount" shall have the meaning ascribed such term in the applicable Series Supplement.

"Note" shall mean any asset-backed Note executed by the Issuer by any of its Authorized Officers and authenticated by the Indenture Trustee in the form attached to the Series Supplement applicable to such Series of Notes.

"Note Depository" shall mean with respect to any Book-Entry Notes for which Definitive Notes have not been issued, any depository selected from time to time by the Indenture Trustee on behalf of the Trust in whose name a Series of Notes is registered. The Note Depository shall be Cede & Co., the nominee of the Clearing Agency for such Series.

"Note Depository Agreement" shall mean with respect to any Series of Notes originally issued as Book-Entry Notes, the agreement, dated as of the Closing Date for such Series, among the Issuer, the Indenture Trustee and the Clearing Agency relating to such Notes, as the same may be amended and supplemented from time to time.

"Note Owner" shall mean, with respect to a Book-Entry Note, any Person who is a beneficial owner of a Book-Entry Note.

"Note Purchase Agreement" shall mean the note purchase agreement between TERFCO and Banc One Capital Markets, Inc., as initial purchaser, dated as of November 15, 2000.

"Note Rate" shall mean, with respect to any Series or class, the note rate specified therefor in the related Series Supplement.

"Note Register" shall have the meaning specified in Section 2.4(a) of the Indenture.

"Note Registrar" shall mean the registrar at any time of the Note Register, appointed pursuant to Section 2.4 of the Indenture.

"Noteholder" shall mean any Holder of a Note.

"Notice of Default" shall have the meaning set forth in Section 5.1(d) of the Indenture.

"Officers' Certificate" shall mean (a) with respect to any corporation, unless otherwise specified in this Agreement, a certificate signed by (i) the Chairman of the Board, Vice Chairman of the Board, President or any Vice President and (ii) a Treasurer, Assistant Treasurer, Secretary or Assistant Secretary of such corporation and (b) with respect to any limited liability company, unless otherwise specified in this Agreement, a certificate signed by any manager of such limited liability company.

"Opinion of Counsel" shall mean a written opinion of counsel, who may, except for Tax Opinions and as otherwise expressly provided, be an employee of the Seller, the Servicer or Navistar Financial. In addition, for purposes of the Indenture: (a) the opinion shall be addressed to the Indenture Trustee as trustee and (b) the opinion shall comply with any applicable requirements of Section 11.1(a) of the Indenture.

"Order" shall have the meaning specified in Article VI of the Receivables Purchase Agreement.

"Originator" shall mean International.

"Outstanding" shall mean, with respect to any Notes, as of any Determination Date, all such Notes theretofore authenticated and delivered under the Indenture except:

(a)   Notes theretofore canceled by the Indenture Trustee or delivered to the Indenture Trustee for cancellation;

(b)   Notes or portions thereof the payment for which money in the necessary amount has been theretofore deposited with the Indenture Trustee or any Paying Agent in trust for the Holders of such Notes; provided, however, that if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to the Indenture or provision therefore, satisfactory to the Indenture Trustee, has been made; and

(c)   Notes in exchange for or in lieu of other Notes which have been authenticated and delivered pursuant to this Indenture unless proof satisfactory to the Indenture Trustee is presented that any such Notes are held by a bona fide purchaser;

provided, however, that in determining whether the Holders of the requisite Outstanding Amount of the Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder or under any Basic Document, Notes owned by the Issuer, any other obligor upon the Notes, the Seller or any Affiliate of any of the foregoing Persons shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Indenture Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes that a Responsible Officer of the Indenture Trustee actually knows to be so owned shall be so disregarded. Notes so owned that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Indenture Trustee the pledgor's right so to act with respect to such Notes and that the pledgee is not the Issuer, any other obligor upon the Notes, the Seller or any Affiliate of any of the forgoing Persons.

"Outstanding Amount" shall mean, as of any date, with respect to any Series of Notes, the aggregate principal balance of such Notes Outstanding at such date.

"Owner Trustee" shall mean Chase Manhattan Bank USA, National Association, a national banking association, or any successor trustee under the Trust Agreement.

"Paying Agent" shall mean with respect to the Indenture, the Indenture Trustee or any other Person that meets the eligibility standards for the Indenture Trustee specified in Section 6.11 of the Indenture and is authorized by the Issuer to make the payments to and distributions from the Collection Account and any Principal Funding Account, including payment of principal of or interest on the Notes on behalf of the Issuer. With respect to the Trust Agreement, "Paying Agent" shall mean any paying agent or co-paying agent appointed pursuant to Section 3.10 of the Trust Agreement that meets the eligibility standards for the Owner Trustee specified in Section 6.13(c) of the Trust Agreement.

"Payment Date" shall mean the fifteenth day of each month or, if such day is not a Business Day, the next succeeding Business Day.

"Payment Statement" shall mean, with respect to any Series, a report prepared by the Servicer for the immediately preceding Collection Period in substantially the form set forth in the related Series Supplement.

"PBGC" shall mean the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA.

"Person" shall mean any legal person, including any individual, corporation, partnership, limited liability company, association, joint-stock company, trust, unincorporated organization, governmental entity or other entity of similar nature.

"Physical Property" shall mean bankers' acceptances, commercial paper, negotiable certificates of deposit and other obligations that constitute "instruments" within the meaning of Section 9-105(1)(i) of the UCC and are susceptible of physical delivery.

"Predecessor Note" shall mean with respect to any particular Note, every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purpose of this definition, any Note authenticated and delivered under Section 2.5 of the Indenture in lieu of a mutilated, lost, destroyed or stolen Note.

"Principal Funding Account" shall mean any account designated as a "Principal Funding Account" in the applicable Series Supplement.

"Principal Terms" shall mean, with respect to any Series: (a) the name or designation; (b) the initial principal balance (or method for calculating such amount); (c) the interest rate (or method for the determination thereof); (d) the date on which such Series will begin its Accumulation Period or Amortization Period, if any; (e) the method for allocating principal and interest to Noteholders; (f) the percentage used to calculate Monthly Servicing Fees; (g) the issuer and terms of any form of enhancement with respect thereto or the level of subordination provided by the Certificate(s); (h) the terms on which the Notes of such Series may be exchanged for Notes of another Series, be subject to repurchase, optional redemption or mandatory redemption by the Seller or be remarketed by any remarketing agent to other investors; (i) the stated final maturity date; and (j) any other terms permitted by the Indenture.

"Proceeding" shall mean any suit in equity, action at law or other judicial or administrative proceeding.

"Purchase Price" with respect to any Receivable for any date on which such Receivable is to be purchased pursuant to Section 3.3(c) of the Trust Sale and Servicing Agreement or Section 2.1 of the Receivables Purchase Agreement, as applicable, shall have the meaning set forth in Section 2.1 of the Receivables Purchase Agreement.

"Rated Securities" shall mean each class of Securities which has been rated by a Rating Agency at the request of the Seller.

"Rating Agency" shall mean, with respect to any outstanding Series or class, each nationally recognized statistical rating organization selected by the Seller to rate the Notes of such Series or class, unless otherwise specified in the Series Supplement.

"Rating Agency Condition" shall mean, with respect to any action, that each Rating Agency (other than Moody's) shall have given its written approval that the contemplated action will not result in a reduction, qualification, downgrading or withdrawal of the rating of any outstanding Series or class of Notes then rated by that Rating Agency and that prior written notice shall be given to Moody's.

"Receivables" shall mean all amounts shown on the Servicer's records as amounts payable by Ford from time to time arising from the sales pursuant to the Supply Contracts of diesel engines and service parts by International to Ford for use in Ford trucks and vans, together with the group of writings evidencing such amounts and the security interest created in connection therewith. Receivables which become Ineligible Receivables shall not be shown on the Servicer's records as amounts payable by Ford on the day on which they become Ineligible Receivables. Receivables which Navistar Financial is unable to transfer to the Seller pursuant to the Receivables Purchase Agreement or which the Seller is unable to transfer to the Trust pursuant to the Trust Sale and Servicing Agreement shall not be included in calculating the amount of Receivables.

"Receivables Purchase Agreement" shall mean the agreement by and between Navistar Financial and the Seller, dated as of the date hereof, governing the terms and conditions upon which the Seller is acquiring the initial Receivables transferred to the Trust on the Closing Date and all Receivables acquired thereafter, as the same may from time to time be amended, modified or otherwise supplemented.

"Record Date" shall mean, with respect to any Payment Date, the close of business on the day preceding such Payment Date; provided that with respect to any Payment Date for a Series for which Notes have been issued pursuant to the Indenture, subsequent to the issuance of such Notes, the Record Date for such Payment Date shall be the last day of the month preceding the month in which such Payment Date occurs.

"Recoveries" shall mean all Collections received by the Indenture Trustee in respect of any Write-Off.

"Redemption Date" shall mean the date specified as such by the Issuer as described in Sections 10.1 and 10.2 of the Indenture.

"Redemption Price" shall mean the price specified in the applicable Series Supplement.

"Related Security" shall mean, with respect to any Receivable, (a) all of International's or Navistar Financial's rights, title and interest in and to the goods, if any, relating to the sale that gave rise to the Receivables, (b) all other security interests or liens and property subject thereto from time to time purporting to secure payment of the Receivables and (c) all letters of credit, guarantees and other agreements or arrangements of whatever character from time to time supporting or securing payment of the Receivables.

"Required Rating" shall mean (1) a rating on commercial paper or other short term unsecured debt obligations of Prime-1 by Moody's so long as Moody's is a Rating Agency, A-1 by Standard & Poor's so long as Standard & Poor's is a Rating Agency and, if rated by Fitch, F-1+ by Fitch so long as Fitch is a Rating Agency; or (2) such lower credit rating (as approved in writing by each Rating Agency) as will not result in the reduction, qualification, downgrading or withdrawal of the rating then assigned to any Rated Securities by such Rating Agency. Any requirement that deposits or debt obligations have the "Required Rating" shall mean that such deposits or debt obligations have the foregoing required ratings from Moody's, Standard & Poor's and Fitch.

"Requirements of Law" for any Person shall mean the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation, or determination of an arbitrator or Governmental Authority, in each case applicable to or binding upon such Person or to which such Person is subject, whether federal, state or local (including usury laws and the federal Truth in Lending Act).

"Responsible Officer" shall mean, (i) with respect to any Person, other than the Indenture Trustee, the president, the vice-president-controller or the vice-president-treasurer of such Person and (ii) with respect to the Indenture Trustee, any officer within the Corporate Trust and Agency Group (or any successor group of the Indenture Trustee) including any vice president, assistant vice president, assistant secretary, assistant treasurer or any other officer of the Indenture Trustee customarily performing functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of his knowledge of and familiarity with the particular subject.

"Revolving Period" shall mean with respect to any Series, the period specified as such in the related Series Supplement.

"Securities" shall mean the Notes and the Certificate(s).

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Securities Intermediary" shall have the meaning set forth in Section 4.3(c) of the Trust Sale and Servicing Agreement.

"Securitization Party" shall mean International, Navistar International Corporation, Navistar Financial, the Seller, the Trust, or Ford.

"Securityholders" shall mean the Noteholders and the Certificateholders.

"Seller" shall mean Truck Engine Receivables Financing Co., a Delaware corporation, and its successors in interest to the extent permitted in the Basic Documents.

"Series" shall mean any series of Notes so designated in the Series Supplement.

"Series Account" shall mean any deposit, trust, escrow, reserve or similar account maintained for the benefit of the Noteholders of any Series or class, as specified in any Series Supplement.

"Series Allocation Percentage" shall have the meaning set forth in the Series Supplement.

"Series Amortization Period" shall have the meaning set forth in the Series Supplement.

"Series Issuance Date" shall mean, with respect to any Series, the date on which the Notes of such Series are to be originally issued in accordance with the Indenture and the related Series Supplement.

"Series Supplement" shall mean, with respect to any Series, a supplement to the Indenture, executed and delivered in connection with the original issuance of the Notes of such Series pursuant to Section 2.1 of the Indenture, and all amendments thereof and supplements thereto.

"Servicer" shall mean, initially, Navistar Financial, in its capacity as Servicer under the Trust Sale and Servicing Agreement, and after any Servicing Transfer, the Successor Servicer.

"Servicing Charge Rate" shall equal 1%.

"Servicing Default" shall have the meaning set forth in Section 7.1 of the Trust Sale and Servicing Agreement.

"Servicing Fee" shall have the meaning set forth in Section 3.2 of the Trust Sale and Servicing Agreement.

"Servicing Officer" shall mean any officer of the Servicer involved in, or responsible for, the administration and servicing of the Receivables whose name appears on a list of servicing officers furnished to the Indenture Trustee by the Servicer as such list may from time to time be amended.

"Servicing Transfer" shall have the meaning set forth in Section 7.1(d) of the Trust Sale and Servicing Agreement.

"Standard & Poor's" shall mean Standard & Poor's Rating Services, a division of the McGraw-Hill Companies, Inc. or its successor.

"Stated Final Maturity Date" shall mean, with respect to any Series of Notes, the date specified in any Series Supplement.

"Successor Servicer"shall have the meaning set forth in Section 7.2 of the Trust Sale and Servicing Agreement.

"Supplemental Certificate" shall have the meaning specified in Section 3.4 of the Trust Agreement.

"Supply Contracts" shall mean the following supply contracts between International and Ford governing the terms and conditions upon which International supplies diesel engines and service parts to Ford, as the same may from time to time be amended, modified or otherwise supplemented: (a) a supply contract, under the terms of which International and Ford have continued to operate, which was originally effective beginning in Ford's 1991 model year and scheduled to terminate at the end of Ford's 2000 model year; (b) a supply contract which was negotiated and signed in 1997 under which International will supply diesel engines to Ford in the future; and (c) a supply contract which was negotiated and signed in 1999 under which International will supply diesel engines to Ford in the future.

"Tax Opinion" shall mean, with respect to any action, an Opinion of Counsel to the effect that, for U.S. federal income tax purposes (a) the Trust will not be treated as an association or publicly traded partnership taxable as a corporation and (b) in the case of Section 2.14 of the Indenture, the Notes will be characterized as debt issued by the Trust.

"Temporary Notes" shall mean the Notes specified in Section 2.3 of the Indenture.
"Termination Date" shall mean, with respect to any Series, the termination date specified in the related Series Supplement.

"Termination Notice" shall have the meaning set forth in Section 7.1(d) of the Trust Sale and Servicing Agreement.

"TERFCO" shall mean Truck Engine Receivables Financing Co., a Delaware corporation, and its successors in interest to the extent permitted in the Basic Documents.

"Transfer Date" shall have the meaning set forth in Section 2.1 of the Trust Sale and Servicing Agreement.

"Transfer Deposit Amount" shall mean the amount of each deposit into the Collection Account in respect of a Disqualified Receivable, breach of Servicer covenant, Dilution or Warranty Set-Off as and to the extent required by Sections 2.4(c), 3.3(c), 3.9(a) and 3.9(b) of the Trust Sale and Servicing Agreement, as applicable.

"Trust" shall mean the Truck Engine Receivables Master Trust, a Delaware business trust.

"Trust Account Property" shall mean the Trust Accounts, all amounts and investments held from time to time in any Trust Account (whether in the form of deposit accounts, physical property, book-entry securities, uncertificated securities or otherwise) and all proceeds of the foregoing.

"Trust Accounts" shall mean, collectively, the Collection Account and any other account so designated in a Series Supplement.

"Trust Agreement" shall mean the Trust Agreement between the Seller and the Owner Trustee, dated as of the date hereof, as the same may from time to time be amended, modified or otherwise supplemented.

"Trust Assets" shall consist of an ownership interest in:

     (a)   the Receivables, any Related Security, all Collections and other amounts received with respect thereto, including recoveries, and all proceeds thereof (excluding the sale price of the Receivables paid to the Seller) received on or after the Closing Date;

     (b)   all of the Seller's rights under the Receivables Purchase Agreement;

     (c)   all monies on deposit in certain accounts of the Trust; and

     (d)   all of Navistar Financial's rights under the Engine Accounts Sale Agreement.

"Trust Indenture Act or TIA" shall mean the Trust Indenture Act of 1939, as amended.

"Trust Sale and Servicing Agreement" shall mean this Agreement, as amended and supplemented from time to time.

"Trust Termination Date" shall have the meaning specified in Section 7.1 of the Trust Agreement.

"UCC" shall mean the Uniform Commercial Code, as amended from time to time, as in effect in any specified jurisdiction.

"Uncertificated Security" shall have the meaning given to such term under the applicable UCC as in effect on such date.

"Unpaid Balance" of any Receivable shall mean, at any time, the then outstanding balance thereof.

"Unregistered Note" shall mean any Note that has not been registered under the Securities Act and is subject to the provisions of Section 2.15 of the Indenture.

"Warranty Ratio" shall have, with respect to any Series of Notes, the meaning ascribed such term in the related Series Supplement, if any.

"Warranty Set-Offs" shall have, with respect to any Series of Notes, the meaning ascribed such term in the related Series Supplement, if any.

"Warehouse Reserve" shall have, with respect to any Series of Notes, the meaning ascribed such term in the related Series Supplement, if any.

"Write-Offs" shall mean any Receivables that are written off as uncollectible due to Ford's inability to pay.

APPENDIX A

PART II - RULES OF CONSTRUCTION

(A)   <u>Accounting Terms</u>. As used in this Appendix or the Basic Documents, accounting terms which are not defined, and accounting terms partly defined, herein or therein shall have the respective meanings given to them under generally accepted accounting principles. To the extent that the definitions of accounting terms in this Appendix or the Basic Documents are inconsistent with the meanings of such terms under generally accepted accounting principles, the definitions contained in this Appendix or the Basic Documents will control.

(B)   "<u>Hereof</u>," etc. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Appendix or any Basic Document will refer to this Appendix or such Basic Document as a whole and not to any particular provision of this Appendix or such Basic Document; and Section, Schedule and Exhibit references contained in this Appendix or any Basic Document are references to Sections, Schedules and Exhibits in or to this Appendix or such Basic Document unless otherwise specified. The word "or" is not exclusive.

(C)   <u>Reference to Payment Dates</u>. With respect to any Payment Date, the "related Collection Period," and the "related Record Date," will mean the Collection Period and Record Date, respectively, immediately preceding such Payment Date, and the relationships among Collection Periods and Record Dates will be correlative to the foregoing relationships.

(D)   <u>Number and Gender</u>. Each defined term used in this Appendix or the Basic Documents has a comparable meaning when used in its plural or singular form. Each gender-specific term used in this Appendix or the Basic Documents has a comparable meaning whether used in a masculine, feminine or gender-neutral form.

(E)   <u>Including</u>. Whenever the term "including" (whether or not that term is followed by the phrase "but not limited to" or "without limitation" or words of similar effect) is used in this Appendix or the Basic Documents in connection with a listing of items within a particular classification, that listing will be interpreted to be illustrative only and will not be interpreted as a limitation on, or exclusive listing of, the items within that classification.

(E)   <u>UCC References</u>. References to sections or provisions of Article 9 of the UCC in any of the Basic Documents shall be deemed to be automatically updated to reflect the successor, replacement or functionally equivalent sections or provisions of Revised Article 9, Secured Transactions (2000) at any time in any jurisdiction which has made such revised article effective.

APPENDIX B

NOTICE ADDRESSES AND PROCEDURES

All requests, demands, directions, consents, waivers, notices, authorizations and communications provided or permitted under any Basic Document to be made upon, given or furnished to or filed with the Seller, the Servicer, the Administrator, the Indenture Trustee, the Issuer, the Owner Trustee or the Rating Agencies shall be in writing, personally delivered, sent by facsimile with a copy to follow via first class mail, overnight mail or mailed by certified mail-return receipt requested, and shall be deemed to have been duly given upon receipt:

(1)   in the case of the Seller, at the following address:

Truck Engine Receivables Financing Co.
c/o Navistar Financial Corporation
2850 West Golf Road
Rolling Meadows, Illinois 60008
Attn: General Counsel
       Vice President and Treasurer
Facsimile: (847) 734-4090

(2)   in the case of the Servicer or the Administrator, at the following address:

Navistar Financial Corporation
2850 West Golf Road
Rolling Meadows, Illinois 60008
Attn: General Counsel
       Vice President and Treasurer
Facsimile: (847) 734-4090

(3)   in the case of the Indenture Trustee, at its Corporate Trust Office (which address is set forth in Part I of Appendix A),

(4)   in the case of the Owner Trustee, at its Corporate Trust Office (which address is set forth in Part I of Appendix A),

(5)   in the case of the Issuer, care of the Owner Trustee at its Corporate Trust Office (which address is set forth in Part I of Appendix A), with a copy to the Administrator at the following address:

Navistar Financial Corporation, as Administrator
2850 West Golf Road
Rolling Meadows, Illinois 60008
Attn: General Counsel
        Vice President and Treasurer
Facsimile: (847) 734-4090

The Issuer shall promptly transmit any notice received by it from the Noteholders to the Indenture Trustee and the Indenture Trustee shall likewise promptly transmit any notice received by it from the Noteholders to the Issuer.

(6)   in the case of Moody's Investors Service, Inc., to:

Moody's Investors Service, Inc.
ABS Monitoring Department
99 Church Street
New York, New York 10007

(7)   in the case of Standard & Poor's Ratings Services, to:

Standard & Poor's Ratings Services
55 Water Street
40th Floor
New York, NY 10041-0003
Attn: Asset Backed Surveillance Department

(8)   in the case of Fitch, Inc., to:

Fitch, Inc.
55 East Monroe
Suite 3500
Chicago, Illinois 60603
Attn: Asset Backed Surveillance
Facsimile: (312) 368-2069

or at such other address as shall be designated by such Person in a written notice to the other parties to this Agreement.

Where any Basic Document provides for notice to Noteholders or Certificateholders of any condition or event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if it is in writing and mailed, first-class, postage prepaid or by overnight mail to each Noteholder or Certificateholder affected by such condition or event, at such Person's address as it appears on the Note Register or Certificate Register, as applicable, not later than the latest date, and not earlier than the earliest date, prescribed in such Basic Document for the giving of such notice. If notice to Noteholders or Certificateholders is given by mail, neither the failure to mail such notice nor any defect in any notice so mailed to any particular Noteholders or Certificateholders shall affect the sufficiency of such notice with respect to other Noteholders, and any notice that is mailed in the manner herein provided shall conclusively be presumed to have been duly given regardless of whether such notice is in fact actually received.

NAVISTAR FINANCIAL CORPORATION
FORM OF ANNUAL SERVICER'S CERTIFICATE

(As required to be delivered on or before February 1 of each
calendar year beginning with February 1, 2002, pursuant to
Section 3.5 of the Trust Sale and Servicing Agreement)

The undersigned, duly authorized representatives of Navistar Financial Corporation ("Navistar Financial"), as Servicer, pursuant to the Trust Sale and Servicing Agreement dated as of _____, 200__ (as amended and supplemented, or otherwise modified and in effect from time to time, the "Agreement"), by and among Navistar Financial, as Servicer, Truck Engine Receivables Financing Co., as Seller, and Truck Engine Receivables Master Trust, as the Trust, do hereby certify that:

      1.   Navistar Financial is, as of the date hereof, the Servicer under the Agreement.

      2.   The undersigned are Servicing Officers and are duly authorized pursuant to the Agreement to execute and deliver this Certificate to the Rating Agencies, the Owner Trustee and the Indenture Trustee.

      3.   A review of the activities of the Servicer during its fiscal year ended October 31, ____, and of its performance under the Agreement was conducted under our supervision.

      4.   Based on such review, the Servicer has, to the best of our knowledge, performed in all material respects all of its obligations under the Agreement throughout such year and no default in the performance of such obligations has occurred or is continuing except as set forth in paragraph 5 below.

      5.   The following is a description of each default in the performance of the Servicer's obligations under the provisions of the Agreement known to us to have been made by the Servicer during its fiscal year ended October 31, ____, which sets forth in detail the (a) nature of each such default, (b) the action taken by the Servicer, if any, to remedy each such default and (c) the current status of each such default: [If applicable, insert "None."]

Capitalized terms used but not defined herein are used as defined in the Agreement.

IN WITNESS WHEREOF, each of the undersigned has duly executed this Certificate this _____ day of _____.

By:
    Name:
    Title:

By:
    Name:
    Title:

PROCEEDINGS

None.

LIST OF TRUST ACCOUNTS

Collection Account
The Bank of New York
ABA No.: 0210-0001-8
Ref: GLA 111565
Account No.: 266084